Exhibit 99.1

VIQ Solutions Inc.

Consolidated Financial Statements

and Report of Independent Registered Public Accounting Firm thereon

As of December 31, 2022 and December 31, 2021 and for the three years ended December 31, 2022

(Expressed in United States dollars)

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of VIQ Solutions Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of VIQ Solutions Inc. (the “Company”) as of December 31, 2022, the related consolidated statements of loss and comprehensive loss, changes in shareholders' equity and cash flow for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022, and its financial performance and its cash flows for the year then ended in conformity with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board.

We also audited the adjustments described in Note 4 that were applied to restate the 2021 consolidated financial statements for measurement period adjustments in accordance with IFRS 3 Business Combinations. In our opinion, such adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2021 and 2020 consolidated financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2021 and 2020 consolidated financial statements taken as a whole.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Chartered Professional Accountants

Licensed Public Accountants

We have served as the Company’s auditor since 2022.

Toronto Canada

March 30, 2023

KPMG LLP

Vaughan Metropolitan Centre

100 New Park Place

Suite 1400

Vaughan, ON Canada L4K 0J3

Telephone (905) 265-5900

Fax (905) 265-6390

www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of VIQ Solutions Inc.:

Opinion on the Consolidated Financial Statements

We have audited, before the effects of the adjustments made to retrospectively adjust the purchase price allocation relating to measurement period adjustments for the business combination as described in Note 4, the consolidated statement of financial position of VIQ Solutions Inc. (the Company) as of December 31, 2021, the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). The 2021 consolidated financial statements before the effects of the adjustments described in Note 4 are not presented herein. In our opinion, the consolidated financial statements, before the effects of the adjustments made to retrospectively adjust the purchase price allocation relating to measurement period adjustments for the business combination as described in Note 4, present fairly, in all material respects the financial position of the Company as of December 31, 2021 and its financial performance and its cash flows for each of the years in the two-year period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We were not engaged to audit, review, or apply any procedures to the adjustments related to the retrospective change described in Note 4 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Chartered Professional Accountants, Licensed Public Accountants

We served as the Company's auditor from 2020 to 2022.

Vaughan, Canada

May 2, 2022

VIQ Solutions Inc.

Consolidated Statements of Financial Position

(Expressed in United States dollars)

	December 31, 2022	December 31, 2021 Restated (note 4)
Assets
Current assets
Cash	$1,657,571	$10,583,534
Trade and other receivables, net of allowance for doubtful accounts (notes 5, 6)	5,305,728	5,594,368
Income tax recoverable (note 21)	104,670	–
Inventories	37,807	49,557
Prepaid expenses and deposits	2,050,661	2,054,793
	9,156,437	18,282,252
Non-current assets
Restricted cash	463,743	303,945
Property and equipment (note 7)	1,432,133	460,974
Right-of-use assets, net (note 19)	1,058,600	1,134,493
Intangible assets, net (notes 4, 8)	10,731,917	14,928,984
Goodwill (notes 4, 8)	12,047,048	12,440,557
Deferred tax assets (note 21)	655,004	464,800
Total assets	$35,544,882	$48,016,005

Liabilities
Current liabilities
Trade and other payables and accrued liabilities	$5,937,880	$5,679,628
Income tax payable (note 21)	45,212	97,784
Share-based payment liability (note 11)	31,487	551,201
Derivative warrant liability (note 10)	290,712	1,862,876
Current portion of long-term debt (note 9)	8,634,258	1,109,713
Current portion of lease obligations (note 20)	487,673	287,901
Contract liabilities	1,745,415	1,003,187
	17,172,637	10,592,290
Non-current liabilities
Deferred tax liability (note 21)	868,643	1,224,640
Long-term debt (note 9)	19,812	11,999,108
Long-term contingent consideration (note 4)	–	166,603
Long-term lease obligations (note 20)	718,575	900,868
Other long-term liabilities	1,121,805	1,042,938
Total liabilities	19,901,472	25,926,447

Shareholders' Equity
Capital stock (note 11)	74,690,527	72,191,764
Contributed surplus	5,892,192	4,842,208
Accumulated other comprehensive income (loss)	(1,214,354)	74,526
Deficit	(63,724,955)	(55,018,940)
Total shareholders’ equity	15,643,410	22,089,558
Total liabilities and shareholders' equity	$35,544,882	$48,016,005

Subsequent events (note 24)

See accompanying notes to consolidated financial statements.

Approved by the Board	Signed “Larry Taylor”	Signed “Sebastien Paré”
	Larry Taylor, Director	Sebastien Paré, CEO and Director

VIQ Solutions Inc.

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in United States dollars)

	Year ended December 31
	2022	2021	2020
Revenue (note 16)	$45,843,929	$31,046,812	$31,749,693

Cost of sales	23,918,226	16,123,853	15,599,437
Gross profit	21,925,703	14,922,959	16,150,256

Expenses (note 17)
Selling and administrative expenses	24,526,303	19,119,713	11,034,902
Research and development expenses	734,115	1,092,108	1,074,178
Stock-based compensation (note 12)	2,779,312	8,495,189	725,316
Gain on revaluation of options (note 11)	(1,511,399)	(1,028,055)	–
Gain on revaluation of RSUs (note 11)	(550,260)	(242,595)	–
Gain on revaluation of the derivative warrant liability (note 10)	(4,255,017)	(1,368,180)	–
Foreign exchange loss (gain) (note 22)	(452,068)	22,130	(132,306)
Depreciation (notes 7, 19)	579,249	257,099	445,995
Amortization (note 8)	5,508,954	4,384,502	4,813,248
Interest expense (note 9)	1,052,618	1,331,100	4,934,517
Accretion and other financing costs (note 9)	1,231,194	967,106	1,216,949
Loss (gain) on contingent consideration (note 4)	80,071	(332,569)	(946,503)
Loss on revaluation of conversion feature liability (note 9)	–	–	1,308,440
Loss on repayment of long-term debt (note 9)	–	–	1,497,804
Loss on extinguishment of debt (note 9)	747,865	–	–
Impairment of goodwill and intangible assets	–	–	2,258,369
Impairment of property and equipment (note 7)	15,246	–	–
Restructuring costs	323,075	432,702	–
Business acquisition costs	433,372	539,734	19,058
Other income	(1,291)	(12,003)	(10,373)
Total expenses	31,241,339	33,657,981	28,239,594

Current income tax (recovery) expense (note 21)	(105,256)	(875)	106,986
Deferred income tax (recovery) expense (note 21)	(504,365)	944,602	(1,051,018)
Income tax (recovery) expense (note 21)	(609,621)	943,727	(944,032)
Net loss for the year	$(8,706,015)	$(19,678,749)	$(11,145,306)
Exchange gain (loss) on translating foreign operations	(1,288,880)	153,432	56,152
Comprehensive loss for the year	$(9,994,895)	$(19,525,317)	$(11,089,154)

Net loss per share (note 13)
Basic	(0.28)	(0.74)	(0.62)
Diluted	(0.28)	(0.74)	(0.62)
Weighted average number of common shares outstanding - basic (note 13)	31,648,001	26,448,594	18,080,533
Weighted average number of common shares outstanding - diluted (note 13)	31,648,001	26,448,594	18,080,533

See accompanying notes to consolidated financial statements.

VIQ Solutions Inc.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in United States dollars)

	Capital stock		Contributed		Accumulated other comprehensive	Total Shareholders’
	Number	Amount	surplus	Deficit	income (loss)	equity
Balance as at December 31, 2021	29,881,717	$72,191,764	$4,842,208	$(55,018,940)	$74,526	$22,089,558
Comprehensive loss for the year	–	–	–	(8,706,015)	(1,288,880)	(9,994,895)
Shares issued due to Private Placement (note 10)	3,551,852	1,898,271	–	–	–	1,898,271
Shares issued due to Crown Capital debt amendment (note 9)	1,078,901	442,626	–	–	–	442,626
Shares issued due to exercise of restricted share units (note 11)	137,227	157,866	(214,539)	–	–	(56,673)
Stock-based compensation (note 12)	–	–	1,264,523	–	–	1,264,523
Balance as at December 31, 2022	34,649,697	$74,690,527	$5,892,192	$(63,724,955)	$(1,214,354)	$15,643,410

	Capital stock		Contributed		Accumulated other comprehensive	Total Shareholders’
	Number	Amount	surplus	Deficit	loss	equity
Balance at December 31, 2020	23,591,427	$50,234,551	$4,970,945	$(35,340,191)	$(78,906)	$19,786,399
Comprehensive income (loss) from continuing operations for the period	–	–	–	(19,678,749)	153,432	(19,525,317)
Shares issued due to Private Placement (note 10)	4,235,294	13,485,003	–	–	–	13,485,003
Shares issued due to exercise of stock options (note 11)	203,333	393,313	(147,153)	–	–	246,160
Shares issued due to exercise of warrants (note 11)	1,123,878	2,746,706	(654,430)	–	–	2,092,276
Shares issued due to exercise of restricted share units (note 11)	727,785	5,332,191	(6,006,736)	–	–	(674,545)
Stock-based compensation (note 12)	–	–	6,679,582	–	–	6,679,582
Balance at December 31, 2021	29,881,717	$72,191,764	$4,842,208	$(55,018,940)	$74,526	$22,089,558

VIQ Solutions Inc.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in United States dollars)

	Capital stock		Contributed		Accumulated other comprehensive	Total Shareholders’
	Number	Amount	surplus	Deficit	loss	equity
Balance as at December 31, 2019	10,852,617	$21,987,937	$4,552,528	$(24,194,885)	$(135,058)	$2,210,522
Comprehensive income (loss) for the year	–	–	–	(11,145,306)	56,152	(11,089,154)
Issuance of common shares in private placement, net of issuance costs (notes 10,11)	4,705,900	13,747,345	–	–	–	13,747,345
Shares issued due to exercise of stock options (note 11)	92,500	129,982	(46,416)	–	–	83,566
Shares issued due to exercise of warrants and warrant repricing (notes 10, 11)	1,154,759	1,940,925	3,324	–	–	1,944,249
Shares issued due to convertible note (note 9)	6,785,651	12,428,362	–	–	–	12,428,362
Stock-based compensation (note 12)	–	–	461,509	–	–	461,509
Balance as at December 31, 2020	23,591,427	$50,234,551	$4,970,945	$(35,340,191)	$(78,906)	$19,786,399

See accompanying notes to consolidated financial statements.

VIQ Solutions Inc.

Consolidated Statements of Cashflow

(Expressed in United States dollars)

	Year ended December 31
	2022	2021	2020
Cash provided by (used in)
Operating activities
Net loss for the year	$(8,706,015)	$(19,678,749)	$(11,145,306)
Items not affecting cash:
Depreciation (notes 7, 19)	579,249	257,099	445,995
Amortization (note 8)	5,508,954	4,384,502	4,813,249
Stock-based compensation (notes 11, 12)	2,779,312	8,495,189	725,316
Loss on revaluation of conversion feature liability (note 9)	–	–	1,308,440
Loss on repayment of long-term debt (note 9)	–	–	1,497,804
Accretion and other financing costs (note 9)	1,231,194	967,106	1,216,949
Interest expense (note 9)	1,052,617	1,331,100	4,934,517
Income tax (recovery) expense (note 21)	(609,621)	943,727	(944,032)
(Loss) gain on contingent consideration (note 4)	80,071	(332,569)	(946,503)
Gain on revaluation of options, RSUs, and derivative warrant liability (notes 10, 11)	(6,316,676)	(2,638,830)	–
Impairment of goodwill and intangibles (note 4)	–	–	2,258,369
Impairment of property and equipment (note 7)	15,246	–	–
Payment of taxes (note 21)	–	(113,853)	–
Loss on extinguishment of debt (note 9)	747,865	–	–
Other income	(1,291)	(12,003)	(10,373)
Foreign exchange (gain) loss (note 22)	(452,068)	22,130	(132,306)
Unrealized foreign exchange (gain) loss	360,190	139,250	174,251
Changes in non-cash operating working capital (note 14)	1,395,097	(2,002,506)	(773,287)
Cash provided by (used in) operating activities	(2,335,876)	(8,238,407)	3,423,083
Investing activities
Purchase of property and equipment (note 7)	(1,202,489)	(79,204)	(202,297)
Business acquisitions (note 4)	(298,927)	(9,135,131)	(4,411,500)
Earn out payment (note 4)	(539,380)	(2,600,536)	(377,312)
Development costs related to internally generated intangible assets (note 8)	(1,828,983)	(2,364,733)	(1,642,783)
Change in restricted cash	(234,286)	(261,110)	(5,299)
Cash used in investing activities	(4,104,065)	(14,440,714)	(6,639,191)
Financing activities
Issuance of share capital, net of issuance costs (notes 10, 11)	4,053,476	16,715,000	13,747,345
Issuance cost reimbursement	–	1,673	–
Proceeds from debt, net of issuance costs (note 9)	–	–	4,827,175
Proceeds from exercise of stock options (note 11)	–	246,160	10,568
Proceeds from exercise of warrants (note 11)	–	2,092,276	1,859,963
Payment of amendment fees on debt (note 9)	(239,880)	–	–
Repayment of debt (note 9)	(4,761,890)	(1,070,275)	(838,031)
Repayment of lease obligations (note 20)	(270,795)	(150,924)	(338,276)
Payment of interest on debt (note 9)	(1,040,596)	(1,277,202)	(1,052,576)
Payment of interest on lease obligations (note 20)	(114,131)	(34,712)	(53,549)
Cash provided by (used in) financing activities	(2,373,816)	16,521,996	18,162,619

Net increase (decrease) in cash for the year	(8,813,757)	(6,157,125)	14,946,511
Cash, beginning of year	10,583,534	16,835,671	1,707,654
Effect of exchange rate changes on cash	(112,206)	(95,012)	181,506
Cash, end of year	$1,657,571	$10,583,534	$16,835,671

See accompanying notes to consolidated financial statements.

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

1.	Nature of operations

VIQ Solutions Inc. (“VIQ” or the “Company”) is a technology and service platform provider for digital evidence capture, retrieval, and content management. VIQ’s modular software allows customers to easily integrate the platform at any stage of their organization's digitization, from the capture of digital content from video and audio devices through to online collaboration, mobility, data analytics, and integration with sensors, facial recognition, speech recognition, and case management or patient record systems. VIQ operates worldwide with a network of partners including security integrators, audio-video specialists, and hardware and data storage suppliers.

The Company also provides recording and transcription services directly to a variety of clients including medical, courtrooms, legislative assemblies, hearing rooms, inquiries and quasi-judicial clients in numerous countries including Canada, the United Kingdom, the United States and Australia.

VIQ was incorporated by articles of incorporation in the province of Alberta in November 2004. On June 21, 2017, the Company continued under articles of continuance in the province of Ontario. The Company’s head offices are located at 700 – 5915 Airport Road, Mississauga, Ontario, L4V 1H1. VIQ is a public company and the Company graduated from the Toronto Venture Exchange to the Toronto Stock Exchange in 2021. The Company's common shares began trading on the TSX and Nasdaq, under trading symbol VQS, at the market open on January 21, 2021, and August 12, 2021, respectively.

On December 13, 2021, the Company acquired the assets of Auscript Australasia Pty Ltd. (“Auscript”). Refer to note 4 for details on the acquisition.

2.	Basis of preparation

(a)	Statement of compliance

These consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements have been prepared using the accounting policies in note 3. The preparation of consolidated financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment and complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in note 2d and 3.

These consolidated financial statements have been authorized for issue in accordance with a resolution from the Board of Directors on March 30, 2023.

(b)	Basis of measurement

The consolidated financial statements have been prepared under the historical cost convention, except for the revaluation of certain financial assets and financial liabilities to fair value as noted below. Presentation of the consolidated statements of financial position differentiates between current and non-current assets and liabilities. The consolidated statements of loss and comprehensive loss are presented using the function classification of expenses.

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

(c)	Functional currency, presentation currency and foreign currency translation

The financial results of each subsidiary consolidated in the Company’s consolidated financial statements are measured using the subsidiary’s functional currency, which is the currency of the primary economic environment in which the entity operates for each of the Company’s wholly owned subsidiaries. The following are the functional currencies of each of the subsidiaries:

Company/Subsidiary	Functional currency
VIQ Solutions Inc.	CAD
Dataworxs Systems Limited	CAD
VIQ Solutions, Inc.	USD
VIQ Australia PTY Ltd.	AUD
Dataworxs Systems Australia Ltd.	AUD
VIQ Solutions PTY Ltd.	AUD
VIQ Solutions Australia PTY Ltd.	AUD
VIQ PTY Ltd.	AUD
VIQ Australia Services PTY Ltd.	AUD
VIQ Services Inc.	USD
Net Transcripts, Inc.	USD
Hometech, Inc.	USD
Transcription Express, Inc.	USD
VIQ Media Transcription Inc.	USD
wordZexpressed, Inc.	USD
VIQ Solutions (UK) Limited	GBP
VIQ Services (UK) Limited	GBP
The Transcription Agency LLP	GBP

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in currencies other than an operation’s functional currency are recognized in the consolidated statements of loss and comprehensive loss.

USD / CAD exchange rate	December 31, 2022	December 31, 2021	December 31, 2020
Closing at the reporting date	0.7370	0.7874	0.7847
Average rate for the year	0.7685	0.7976	0.7480

USD / AUD exchange rate	December 31, 2022	December 31, 2021	December 31, 2020
Closing at the reporting date	0.6805	0.7261	0.7708
Average rate for the year	0.6940	0.7525	0.6901

USD / GBP exchange rate	December 31, 2022	December 31, 2021	December 31, 2020
Closing at the reporting date	1.2103	1.3510	1.3648
Average rate for the year	1.2368	1.3762	1.2831

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

The financial statements of entities that have a functional currency different from the presentation currency of USD are translated into USD as follows: assets and liabilities at the closing rate at the date of the consolidated statement of financial position and income and expenses at the average rate of the period as this is considered a reasonable approximation to actual rates. All resulting changes are recognized in other comprehensive income (loss) as Exchange gain (loss) on translating foreign operations.

The Company has monetary items that are receivable from foreign operations. A monetary item for which settlement is neither planned nor likely to occur in the foreseeable future is, in substance, a part of the parent company’s net investment in that foreign operation. Such exchange differences are recognized initially in other comprehensive income and reclassified from equity to net loss on disposal of the net investment in foreign operations.

(d)	Use of estimates and judgments

The preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the application of the Company’s accounting policies and the amounts reported in the consolidated financial statements and the related notes. These estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future. These estimates have been applied in a manner consistent with that in prior periods and there are no known trends, commitments, events or uncertainties that the Company believes will materially affect the assumptions utilized in these consolidated financial statements. Estimates and underlying assumptions are reviewed on an ongoing basis and revisions to estimates are recognized prospectively. The estimates are impacted by many factors, some of which are highly uncertain, and actual results may differ from those estimates

The continuing uncertainty around the outbreak of the novel coronavirus (“COVID-19”) pandemic required the use of judgments and estimates in the preparation of the consolidated financial statements for the years ended December 31, 2022 and 2021. The future impact of COVID-19 uncertainties could generate, in future reporting periods, a significant impact to the reported amounts of assets, liabilities, revenue and expenses in these and any future consolidated financial statements. Examples of accounting estimates and judgments that may be impacted by the pandemic include, but are not limited to, impairment of goodwill and intangible assets and allowance for doubtful accounts.

The areas with significant judgments and estimates are as follows:

•	Stock-based compensation – Management uses judgment to determine the inputs to the Black-Scholes option pricing model including the expected option life volatility and forfeiture rates for equity issued under the Company’s stock option plan. Changes in these assumptions will impact the calculation of fair value and the amount of compensation expense recognized in the consolidated statements of loss and comprehensive loss.

•	Warrants – Similar to other stock-based compensation, management uses judgment to determine the inputs to the Black-Scholes option pricing model including the volatility and expected life. Changes in these assumptions will impact the calculation of fair value and the value attributed to the warrants.

•	Internally generated development costs – Management monitors the progress of internal research and development projects and uses judgment to distinguish research from the development phase. Expenditures during the research phase are expensed as incurred. Development costs are recognized as an intangible asset when the Company can demonstrate certain criteria in accordance with IAS 38, Intangible Assets.

•	Functional currency – The functional currency of the Company and its subsidiaries requires management judgment and it has been assessed by management based on consideration of the currency and economic factors that mainly influence revenues, operating costs, financing and related transactions. Changes to these factors may have an impact on the judgment applied in the future determination of the Company’s and its subsidiaries’ functional currency.

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

•	Income taxes – At the end of each reporting period, the Company assesses whether the realization of deferred tax benefits is sufficiently probable to recognize deferred tax assets. This assessment requires the exercise of judgment on the part of management with respect to, among other things, benefits that could be realized from available income tax strategies and future taxable income, as well as other positive and negative factors. The recorded amount of total deferred tax assets could be reduced if estimates of projected future taxable income and benefits from available income tax strategies are lowered, or if changes in current income tax regulations are enacted that impose restrictions on the timing or extent of the Company’s ability to utilize deferred tax benefits. The Company’s effective income tax rate can significantly vary quarter-to-quarter for various reasons, including the mix and volume of business in lower income tax jurisdictions and in jurisdictions for which no deferred income tax assets have been recognized because management believed it was not probable that future taxable profit would be available against which income tax losses and deductible temporary differences could be utilized. The Company’s effective income tax rate can also vary due to the impact of foreign exchange fluctuations.

•	Allocation of the transaction price to multiple performance obligations in contracts with customers – Contracts with customers sometimes include promises to deliver multiple products and services. Determining whether such bundled products and services are considered i) distinct performance obligations that should be separately recognized, or ii) non-distinct and therefore should be combined with another good or service and recognized as a combined unit of accounting may require judgment. The determination of the standalone selling price ("SSP") is based on the selling prices charged by the Company when it sells each of the products and services separately. The total transaction price is allocated to each of the distinct performance obligations using the relative SSP of the various products and services. In general, SSP for support and maintenance is established as a percentage of the software license fee as supported by internal analysis of similar vendor contracts. SSP for licenses as well as for professional services is established based on observable prices for the same or similar services when sold separately. Management exercises judgment in determining whether a contract's outcome can be estimated reliably. Management also applies estimates in the calculation of future contract costs and related profitability as it relates to labour hours and other considerations, which are used in determining the value of amounts recoverable on contracts and timing of revenue recognition. Estimates are continually and routinely revised based on changes in the facts relating to each contract.

•	Allowance for doubtful accounts – The Company performs impairment testing annually for accounts receivable in accordance with IFRS 9, Financial Instruments (“IFRS 9”). The expected credit loss (“ECL”) model requires judgment, including consideration of how changes in economic factors affect ECLs, which are determined on a probability-weighted basis. The Company applies the simplified approach to determine ECLs on trade receivables by using a provision matrix based on historical credit loss experiences. The historical results were used to calculate the run rates of default, which were then applied over the expected life of the trade receivables, adjusted for forward-looking estimates.

•	Goodwill impairment testing and recoverability of assets – Goodwill and indefinite-life intangible assets are reviewed annually for impairment, or more frequently when there are indicators that impairment may have occurred, by comparing the carrying value of the asset, or the cash-generating unit (“CGU”) reflecting the lowest level at which assets generate independent cash flows, to the asset or CGU’s recoverable amount. Management uses judgment in assessing the CGUs and estimates the recoverable values of the Company's CGUs by using internally developed valuation models that consider various factors and assumptions including earnings margins, revenue growth rates, discount rates and terminal growth rates.. The use of different assumptions and estimates could influence the determination of the existence of impairment and the valuation of goodwill and indefinite-life intangible assets. The recoverable amounts of the CGUs are estimated based on the assessment of the higher of their value in use using a discounted cash flow approach and fair value less cost to sell.

•	Purchase price allocation – In a business combination, all identifiable assets acquired, and liabilities and contingent liabilities assumed are recorded at their fair values. For any intangible asset acquired, management or where the complexity of the estimate requires, an independent valuation expert at the direction of management, develops the fair value using appropriate valuation techniques, which are generally based on a forecast of the revenue attributable to the acquired business, annual customer attrition rates and royalty rates, earnings before interest, taxes, depreciation and amortization and discount rates. The valuations are linked closely to the assumptions made by management regarding the future performance of the assets concerned and any changes in the discount rate applied. All acquisitions have been accounted for using the acquisition method. Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for a business combination, they may be adjusted retrospectively in subsequent periods. However, the measurement period will last no greater than one year from the acquisition date.

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

•	Contingent consideration – The Company measures the contingent consideration payable in a business combination at the estimated fair value at each reporting date. The fair value is estimated based on the range of possible outcomes and management’s assessment of the likelihood of each outcome.

•	Incremental borrowing rate used to discount leases – The Company’s incremental borrowing rate is used to estimate the initial value of the lease liability and associated right-of-use asset. The Company’s incremental borrowing rate is determined with reference to the Company’s long-term debt, which represents the amount that the Company could borrow at within a similar time frame.

•	Property and equipment and definite life Intangible assets - the recoverability of plant and equipment and definite life intangible assets are amortized over their useful economic lives and assessed for impairment whenever there is an indication that the intangible assets may be impaired. The amortization period and the amortization method for intangible assets with finite useful lives are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the assets are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates.

3.	Significant accounting policies

i)	Significant accounting policies

Basis of consolidation

The consolidated financial statements of the Company include the accounts of VIQ and the consolidated accounts of all of its wholly owned subsidiaries including (i) the operations of VIQ Solutions, Inc.; (ii) the operations of Dataworxs Systems Limited and its wholly owned subsidiary Dataworxs Australia Pty Ltd. (collectively, “Dataworxs”); (iii) the operations of VIQ Australia Pty. Limited and its wholly-owned subsidiaries VIQ Solutions Pty. Ltd. ,VIQ Solutions Australia PTY Ltd, VIQ Pty Ltd and VIQ Australia Services Pty Ltd . (collectively, “VIQ Australia Pty Limited”), (iv) the operations of VIQ Services Inc. and its wholly owned subsidiaries, Net Transcripts, Inc., Transcription Express, Inc., HomeTech, Inc., VIQ Media Transcription Inc. (“VIQ Media”), and wordZXpressed, Inc., and (v) the operations of VIQ Solutions (UK) Limited, and its wholly owned subsidiary VIQ Services (UK) Limited and The Transcription Agency LLP (“TTA”).

Subsidiaries are entities controlled by the Company where control is defined as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are included in the consolidated financial statements from the date control is obtained until the date control ceases. All intercompany balances, transactions, income and expenses have been eliminated on consolidation.

Inventories

Inventories of finished goods and raw materials and supplies are valued at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less any applicable selling expenses. Cost is determined on a weighted average basis. Reversals of previous write-downs to net realizable value are recognized when there is a subsequent increase in the value of inventories.

Restricted cash

Restricted cash is recorded at fair value. Changes to fair value are recorded in the consolidated statements of loss and comprehensive loss in the period incurred. Restricted cash is required to satisfy operating lease and customer contractual requirements.

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Property and equipment

Property and equipment are recorded at cost less accumulated depreciation and accumulated impairment losses. Rates and basis of depreciation applied to write off the cost of property and equipment to their residual values over their estimated useful lives are as follows:

Furniture and fixtures	10–13 years
Computer , software and transcription in equipment	3–4 years
Leasehold improvements	Over the term of the lease

An asset’s residual value, useful life and depreciation method are reviewed, and adjusted prospectively if appropriate, on an annual basis. Repairs and maintenance costs are charged to the consolidated statements of loss and comprehensive loss during the period which they are incurred. Gains and losses on disposals of property and equipment are determined by comparing the proceeds with the carrying amount of the asset and are included as part of selling and administrative expenses in the consolidated statements of loss and comprehensive loss.

Intangible assets

Intangible assets with finite lives that are acquired separately are measured on initial recognition at fair value, which comprises the purchase price plus any directly attributable costs of preparing the asset for its intended use.

The Company’s acquired intangible assets consist of customer relationships, acquired technology, non-compete agreements and brands acquired in business combinations. These intangible assets are recorded at their fair value at the respective acquisition date. The Company uses the income approach as a valuation technique that calculates the fair value of an intangible asset based on the present value of future cash flows that the asset can be expected to generate over its remaining useful life. The discounted cash flow (“DCF”) is the methodology used, which is a form of the income approach that begins with a forecast of the annual cash flows a market participant would expect the subject intangible asset to generate over a discrete projection period. The future cash flows for each of the years in the discrete projection period are then converted to their present value equivalent using a rate of return appropriate for the risk of achieving the intangible assets’ projected cash flows, again, from a market participant perspective. The Company relies on the relief-from-royalty method to value the acquired technology and brand and the Multi-Period Excess Earnings Method (“MEEM”) to value customer relationship assets. After initial recognition, intangible assets are measured at cost less accumulated amortization and impairment losses.

The estimated useful lives at acquisition date for the Company’s classes of intangible assets are as follows:

Acquired technology	5 years
Customer relationships	4.8–13 years
Brands	1–2 years
Non-compete agreements	Term of agreement

The estimated useful life and amortization methods are reviewed annually, with the effect of any change in estimate being accounted for on a prospective basis. These assets are subject to an impairment test as described below. The Company’s internally generated intangible assets consist of developed technologies. The Company incurs costs associated with the design and development of new products. Expenditures during the research phase are expensed as incurred. Expenditures during the development phase are capitalized if the Company can demonstrate each of the following criteria: (i) the technical feasibility of completing the intangible asset so that it will be available for use or sale, (ii) its intention to complete the intangible asset and use or sell it, (iii) its ability to use or sell the intangible asset, (iv) how the intangible asset will generate probable future economic benefits, (v) the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and (vi) its ability to measure reliably the expenditure attributable to the intangible asset during its development; otherwise, they are expensed as incurred. Costs associated with maintaining computer software programs are recognized as an expense as incurred. Internally generated software development costs recognized as intangible assets are carried at cost less any accumulated amortization on a straight- line basis over 3 years after they are completed. These assets are subject to an impairment test as described below.

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Business combinations

IFRS 3, Business Combinations (“IFRS 3”), requires business combinations to be accounted using the acquisition method. Under this method, the cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value and the amount of any non-controlling interest in the acquiree.

When the Company acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation based on the facts and circumstances at the acquisition date. Business acquisition costs incurred are expensed and included in transaction costs. Measurement period adjustments are adjustments that arise from additional information obtained during the “measurement period” (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date. The excess of (i) the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the (ii) fair value of the net identifiable assets acquired is recorded as goodwill.

Goodwill arising on an acquisition of a business is carried at cost as established at the date of acquisition of the business less accumulated impairment losses, if any. For the purposes of impairment testing, goodwill is allocated to each CGU or a group of CGUs that is expected to benefit from the synergies of the combination.

A CGU to which goodwill has been allocated is tested for impairment annually, or more frequently when there is indication that the unit may be impaired. If the recoverable amount of the CGU is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata based on the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognized directly in the consolidated statements of loss and comprehensive loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

On disposal of the relevant CGU, the attributable amount of goodwill is included in the determination of the profit or loss on disposal. Determining whether goodwill is impaired requires an estimation of the higher of fair value less costs of disposal and value in use of the CGUs to which goodwill has been allocated. The value in use calculation requires management to estimate the future cash flows expected to arise from the CGU and a suitable discount rate in order to calculate present value.

Capital stock

Common shares are classified as equity. Incremental costs directly attributable to the issuance of shares are recognized as a deduction from equity. The proceeds from the issuance of units (shares and warrants) are bifurcated between capital stock and warrants, with the value of the warrants determined using the Black-Scholes option pricing model.

Financial instruments

Financial assets

Recognition and initial measurement

The Company recognizes financial assets when it becomes party to the contractual provisions of the instrument. Financial assets are measured initially at their fair value plus, in the case of financial assets not subsequently measured at fair value through profit or loss (“FVTPL”), transaction costs that are directly attributable to their acquisition. Transaction costs attributable to the acquisition of financial assets subsequently measured at fair value through profit or loss are expensed in the consolidated statements of loss and comprehensive loss when incurred.

Classification and subsequent measurement

On initial recognition, financial assets are classified as subsequently measured at amortized cost, fair value through other comprehensive income (“FVOCI”) or FVTPL. The Company determines the classification of its financial assets, together with any embedded derivatives, based on the business model for managing the financial assets and their contractual cash flow characteristics.

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Financial assets are classified as follows:

•	Amortized cost - Assets that are held for collection of contractual cash flows where those cash flows are solely payments of principal and interest are measured at amortized cost. Interest revenue is calculated using the effective interest method and gains or losses arising from impairment, foreign exchange and derecognition are recognized in the consolidated statements of loss and comprehensive loss. Financial assets measured at amortized cost are comprised of trade receivables.

•	FVOCI – Assets that are held for collection of contractual cash flows and for selling the financial assets, and for which the contractual cash flows are solely payments of principal and interest, are measured at FVOCI. Interest income calculated using the effective interest method and gains or losses arising from impairment and foreign exchange are recognized in the consolidated statements of loss and comprehensive loss. All other changes in the carrying amount of the financial assets are recognized in other comprehensive income. Upon derecognition, the cumulative gain or loss previously recognized in other comprehensive income is reclassified to net loss. The Company does not hold any financial assets measured at FVOCI.

•	Mandatorily FVTPL– Assets that do not meet the criteria to be measured at amortized cost or fair value through other comprehensive income are measured at fair value through profit or loss. All interest income and changes in the financial assets’ carrying amount are recognized in profit or loss. Financial assets mandatorily measured at FVTPL are comprised of cash and cash equivalents.

•	Designated at FVTPL – On initial recognition, the Company may irrevocably designate a financial asset to be measured at FVTPL in order to eliminate or significantly reduce an accounting mismatch that would otherwise arise from measuring assets or liabilities, or recognizing the gains and losses on them, on different bases. All interest income and changes in the financial assets’ carrying amount are recognized in the consolidated statements of loss and comprehensive loss. The Company does not hold any financial assets designated to be measured at FVTPL.

Business model assessment

The Company assesses the objective of its business model for holding a financial asset at a level of aggregation that best reflects the way the business is managed and information is provided to management. Information considered in this assessment includes stated policies and objectives.

Contractual cash flow assessment

The cash flows of financial assets are assessed as to whether they are solely payments of principal and interest on the basis of their contractual terms. For this purpose, “principal” is defined as the fair value of the financial asset on initial recognition. “Interest” is defined as consideration for the time value of money, the credit risk associated with the principal amount outstanding, and other basic lending risks and costs. In performing this assessment, the Company considers factors that would alter the timing and amount of cash flows such as prepayment and extension features, terms that might limit the Company’s claim to cash flows, and any features that modify consideration for the time value of money. The Company measures all equity investments at fair value. Changes in fair value are recorded in the consolidated statements of loss and comprehensive loss. The Company does not hold any equity investments.

Impairment of financial assets

The Company recognizes a loss allowance for the expected credit losses associated with its financial assets, other than financial assets measured at FVTPL. Expected credit losses are measured to reflect a probability-weighted amount, the time value of money, and reasonable and supportable information regarding past events, current conditions and forecasts of future economic conditions.

The Company applies the simplified approach for trade receivables. Using the simplified approach, the Company records a loss allowance equal to the expected credit losses resulting from all possible default events over the assets’ contractual lifetime.

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

The Company assesses whether a financial asset is credit-impaired at the reporting date. Regular indicators that a financial instrument is credit-impaired include significant financial difficulties as evidenced through borrowing patterns or observed balances in other accounts and breaches of borrowing contracts such as default events or breaches of borrowing covenants. For financial assets assessed as credit-impaired at the reporting date, the Company continues to recognize a loss allowance equal to lifetime expected credit losses. For financial assets measured at amortized cost, loss allowances for expected credit losses are presented in the consolidated statements of financial position sheet as a deduction from the gross carrying amount of the financial asset. Financial assets are written off when the Company has no reasonable expectations of recovering all or any portion thereof.

Financial liabilities

Recognition and initial measurement

The Company recognizes a financial liability when it becomes party to the contractual provisions of the instrument. At initial recognition, the Company measures financial liabilities at their fair value plus transaction costs that are directly attributable to their issuance, with the exception of financial liabilities subsequently measured at FVTPL for which transaction costs are immediately recorded in the consolidated statements of loss and comprehensive loss.

Where an instrument contains both a liability and equity component, these components are recognized separately based on the substance of the instrument, with the liability component measured initially at fair value and the equity component assigned the

Classification and subsequent measurement

Subsequent to initial recognition, all financial liabilities are measured at amortized cost using the effective interest rate method. Interest, gains and losses relating to a financial liability are recognized in profit or loss.

IFRS 9 contains three classification categories for financial assets: measured at amortized cost, FVOCI and FVTPL. The classification for each class of the Company’s financial assets and financial liabilities is as follows:

Financial assets and liabilities	IFRS 9 Classification
Cash and restricted cash	Amortized cost
Trade and other receivables	Amortized cost
Trade and other payables	Amortized cost
Long-term debt	Amortized cost
Share-based payment liability	FVTPL
Derivative warrant liability	FVTPL

Compound financial instruments

Convertible notes issued with warrants are evaluated as to whether any embedded derivatives need to be separated from the host instrument. In accordance with IAS 32.31 for compound financial instruments, because equity instruments are defined as contracts evidencing a residual interest in the assets of an entity after deducting all of its liabilities, the warrants are assigned the residual amount of the consideration after deducting the fair value of the liability components and are subsequently carried at historical cost. The liability components represent the host debt and the embedded conversion feature.

The embedded derivative conversion option is separated from its host contract on the basis of its stated terms and initially measured at fair value using the Black-Scholes model, with the host debt contract being the residual amount after separation. Subsequently, the loan payable component is measured at amortized cost using the effective interest method over the term of the loan. The loan component is accreted to the face value by recording accretion expense. The values of the conversion feature are re-measured at each reporting date until settlement, with changes in the fair value recorded in the consolidated statements of loss and comprehensive loss.

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Unit issuances comprising one common share and one-half or one warrant share are segregated between the capital stock and warrant value components at the date of issue. The fair value of the capital stock component is calculated using the share price at the date of the issuance. The fair value of the warrants is calculated using the Black-Scholes pricing model. Amounts allocated to each component are allocated using the relative fair value basis.

Leases

In accordance with IFRS 16, Leases (“IFRS 16”), at inception of a contract, the Company assesses whether the contract is or contains a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, based on the initial amount of the lease liability. The assets are depreciated to the earlier of the end of the useful life of the right-of-use asset or the lease term using the straight-line method as this most closely reflects the expected pattern of consumption of the future economic benefits. The lease term includes periods covered by an option to extend if the Company is reasonably certain to exercise that option. In addition, the right-of-use asset is periodically adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments, if there is a change in the Company's estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

Impairment of property and equipment, definite-life intangible assets and goodwill

For purposes of assessing impairment under IFRS, assets are grouped in CGUs, the lowest levels for which the group of assets can generate largely independent cash inflows. The Company has six CGUs, which consist of VIQ Australia, VIQ US, VIQ Media, VIQ UK, Dataworx and VIQ Solutions Inc., and the CGUs with goodwill or indefinite-lived intangible assets are tested for impairment at least annually. All other long-lived assets and finite life intangible assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognized for the amount by which the asset’s or CGU’s carrying amount exceeds its recoverable amount, which is the higher of fair value less costs to sell or value-in-use. To determine the value in use, management estimates expected future cash flows from the CGU and determines a suitable pre-tax discount rate in order to calculate the present value of those cash flows. The data used for impairment testing procedures is directly linked to the Company’s latest approved budget, adjusted as necessary to exclude the effects of future reorganizations and asset enhancements.

Discount rates have been determined for each of the CGUs and reflect their respective risk profile as assessed by management. Impairment losses for the CGUs reduce first the carrying amount of any goodwill allocated to that CGU, with any remaining impairment loss charged pro rata to the other assets in the CGU.

With the exception of goodwill, all assets are subsequently reassessed for indications that an impairment loss previously recognized may no longer exist. An impairment charge is reversed if the asset’s recoverable amount exceeds its carrying amount only to the extent that the new carrying amount does not exceed the carrying value of the asset had it not originally been impaired.

Property and equipment and definite life intangibles are tested for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. For the purpose of measuring recoverable values, assets are grouped at the lowest levels for which there are separately identifiable cash flows, which are its CGUs. The recoverable value is the higher of an asset’s fair value less costs of disposal and value in use (being the present value of the expected future cash flows of the relevant asset or CGU). In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risk specific to the asset. An impairment loss is recognized for the value by which the asset’s carrying value exceeds its recoverable value.

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Revenue recognition

Revenue represents the amount of consideration the Company expects to receive for the delivery of products and services in its contracts with customers, net of discounts and sales taxes. The Company reports revenue mainly under eight revenue categories, being, Technology services, Software license, Support and maintenance, Software as a service (“SaaS”), Subscription, Professional services, and Hardware and other.

Revenue is recognized upon transfer of control of products or services to customers at an amount that reflects the transaction price the Company expects to receive in exchange for the products or services. The Company’s contracts with customers may include the delivery of multiple products and services, which are generally capable of being distinct and accounted for as separate performance obligations. The accounting for a contract or contracts with a customer that contain multiple performance obligations requires the Company to allocate the contract or contracts’ transaction price to the identified distinct performance obligations.

Technology services revenue consists of fees charged for recurring services provided to our customers. Technology service revenue is recognized when the service is delivered to the customer. The Company has select customers where a flat rate is charged and revenue is recognized over time.

Software license revenue is composed of non-recurring license fees charged for the use of the Company’s software products generally licensed under perpetual arrangements and to a lesser extent sale of third-party license software. The Company sells on- premises software licenses on a perpetual basis. On-premises software licenses are bundled with software maintenance and support services for a term. The license component and maintenance and support components are each allocated revenue using their relative estimated SSP. Revenue from the license of distinct software is recognized at the time that both the right to use the software has commenced and the software has been made available to the customer.

Support and maintenance and other recurring revenue primarily consist of fees charged for customer support on the Company’s software products post-delivery. Certain of the Company’s contracts with customers contain provisions that require the customer to agree to first-year support and maintenance in order to maintain the active right to use a perpetual license. Support and maintenance and other recurring revenue primarily consists of fees charged for customer support on software products post- delivery.

Revenue from SaaS arrangements, which allows customers to use hosted software over a term without taking possession of the software, is provided on a subscription basis. Revenue from the SaaS arrangement, which includes the hosted software and maintenance and digital transcription services, is recognized ratably over the term of the subscription.

Professional service revenue consists of fees charged for customization, implementation, integration, training and ongoing services associated with the Company’s software products and technology services. Professional services are typically billed on a time and material basis and revenue is recognized over time as the services are performed. For professional services contracts billed on a fixed price basis, revenue is recognized over time based on the proportion of services performed. Hardware revenue includes the resale of third-party hardware that forms part of the overall customer solutions. Hardware revenue is recognized when the goods are shipped.

Cost of sales

Cost of sales for the technology segment includes the cost of finished goods inventory, costs related to shipping and handling and expenses relating to software support services. Cost of sales for the technology services segment includes production wages and other associated costs.

Income taxes

The income tax provision comprises current and deferred tax. Income tax is recognized in the consolidated statements of loss and comprehensive loss except to the extent that it relates to items recognized directly in equity, in which case the income tax is also recognized directly in equity.

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted, or substantively enacted, at the end of the reporting period, and any adjustment to tax payable in respect of previous years. Deferred tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the end of the reporting period and are expected to apply when the asset is realized or liability is settled. Deferred tax assets are recognized for deductible temporary differences, unused tax losses and other income tax deductions to the extent that it is probable the Company will have taxable income against which those deductible temporary differences, unused tax losses and other income tax deductions can be utilized. The extent to which deductible temporary differences, unused tax losses and other income tax deductions are expected to be realized is reassessed at the end of each reporting period.

In a business combination, temporary differences arise as a result of differences in the fair values of identifiable assets and liabilities acquired and their respective tax bases. Deferred tax assets and liabilities are recognized for the tax effects of these differences. Deferred tax assets and liabilities are not recognized for temporary differences arising from goodwill or from the initial recognition of assets and liabilities acquired in a transaction other than a business combination that do not affect either accounting or taxable income or loss.

Net loss per common share

Basic net loss per common share is calculated by dividing the net loss by the weighted average number of common shares outstanding during the period. Diluted net loss per common share is calculated by dividing the applicable net loss by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the period. The dilutive effect of outstanding stock options and warrants on earnings per share is calculated by determining the proceeds for the exercise of such securities which are then assumed to be used to purchase common shares of the Company.

Stock-based compensation

The Company has a stock option plan, a Deferred Share Units (“DSU”) plan, a Performance Share Units (“PSU”) plan and a Restricted Share Units (“RSU”) plan, with units under such plans awarded to certain employees and directors.

The fair value of the stock options granted that represent equity awards are measured using the Black-Scholes option pricing model. For stock options, the model considers each tranche with graded vesting features as a separate share option grant. Forfeitures for the stock options are estimated on the grant date and revised if the actual forfeitures differ from previous estimates. This fair value is recognized as share-based compensation expense over the vesting periods, with a related credit to contributed surplus. The contributed surplus balance is reduced as options are exercised through a credit to share capital. The consideration paid by option holders is credited to share capital when the options are exercised.

The fair value of PSUs and RSUs granted that represent equity awards are measured at the value of the common shares. This fair value is recognized as share-based compensation expense over the vesting periods, with a related credit to contributed surplus. The contributed surplus balance is reduced as PSUs and RSUs are exercised through a credit to share capital.

Eligible executives and directors may elect to receive RSUs equivalent in value of common shares of the Company in lieu of certain cash payments. Share-based compensation expense is recorded in the year of receipt of the RSUs and changes in the fair value of outstanding RSUs, including deemed dividend equivalents, are recorded as an expense in the period that they occur with a corresponding increase to the liability.

Eligible directors and officers may be granted awards of DSUs, PSUs and RSUs equivalent in value of the Shares of the Company.   DSUs, PSUs and RSUs vest after three to five years and are settled in equity or cash  at the end of the restriction period or in the case of DSUs when the executive is no longer employed with the Company.

The holders of the DSUs will only be able to redeem the DSUs in shares upon cessation of their service with the Company; therefore, the Company records DSUs as equity. Grants of DSUs are recorded at fair value in selling and administrative expense at the time of grant. The quoted market price of the underlying shares on the grant date is considered to be equivalent to fair value for the DSUs. The charge to equity for DSUs is not updated to fair value at each subsequent reporting period. Upon settlement, the amount recognized in contributed surplus for the award is reclassified to share capital, with any premium or discount applied to deficit.

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Government assistance

The Company recognizes government grants when there is reasonable assurance that the grant will be received, and any conditions associated with the grant have been met. Grants that compensate the Company for expenses incurred are recognized in the consolidated statements of loss and comprehensive loss as a reduction of the related expenses in the period in which they are earned, provided the conditions for receiving the grant are met in that period.

Research and development credits

Investment tax credits are accrued when qualifying expenditures are incurred and there is reasonable assurance that the credits will be realized. Investment tax credits earned with respect to current expenditures for qualified research and development activities are included in the consolidated statements of loss and comprehensive loss as a reduction of expenses. Investment tax credits associated with capital expenditures are reflected as reductions in the carrying amounts of capital assets.

Comprehensive loss

Comprehensive loss consists of net loss and other comprehensive income (loss). Other comprehensive income (loss) represents changes in shareholders’ equity and includes foreign exchange gains and losses on the translation of the financial statements of the Company’s foreign operations into its presentation currency and is presented as accumulated other comprehensive income (loss) on the consolidated statements of financial position. The Company’s net loss per share presented on the consolidated statements of loss and comprehensive loss is based upon its net loss and not its comprehensive loss.

(ii) Standards and interpretations issued and effective

IAS 37, Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”)

Amendments to IAS 37 were issued in May 2020, and are effective for annual periods beginning on or after January 1, 2022, with earlier application permitted. The amendments address identifying onerous contracts and specify the cost of fulfilling a contract, which includes all costs directly related to the contract. These include incremental direct costs and allocations of other costs that relate directly to fulfilling the contract. The Company has concluded that there is no impact of adopting these amendments on its consolidated financial statements.

IFRS 3, Business Combinations (“IFRS 3”)

Amendments to IFRS 3 were issued in May 2020, and are effective for annual periods beginning on or after January 1, 2022, with earlier application permitted. The amendments update references within IFRS 3 to the 2018 Conceptual Framework and require that the principles in IAS 37 be used to identify liabilities and contingent assets arising from business combination. The Company has concluded there is no impact of adopting these amendments on its consolidated financial statements.

The following new and amended standards did not have a significant impact on the Company’s consolidated financial statements.

•	COVID-19-Related Rent Concessions beyond 30 June 2021 (Amendment to IFRS 16).

•	Annual Improvements to IFRS Standards 2018–2020.

•	Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16).

(iii) Standards and interpretations issued but not yet effective

Deferred Tax related assets and liabilities arising from a Single Transaction (Amendments to IAS 12)

The amendments narrow the scope of the initial recognition exemption to exclude transactions that give rise to equal and offsetting temporary differences – e.g. leases and decommissioning liabilities. The amendments apply for annual reporting periods beginning on or after January 1, 2023. For leases and decommissioning liabilities, the associated deferred tax asset and liabilities will need to be recognized from the beginning of the earliest comparative period presented, with any cumulative effect recognized as an adjustment to retained earnings or other components of equity at that date. For all other transactions, the amendments apply to transactions that occur after the beginning of the earliest period presented. The amendments are effective for annual periods beginning on or after January 1, 2023. Earlier adoption is permitted. The Company is currently assessing the impact of this new amendment.

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)

In February 2021, the IASB issued Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2). The amendments provide guidance to help entities disclose their material (previously "significant") accounting policies. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. Earlier application is permitted. The Company is currently assessing the impact of these amendments.

Definition of Accounting Estimates (Amendments to IAS 8)

In February 2021, the IASB issued Definition of Accounting Estimates (Amendments to IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors). The amendments define accounting estimates and clarify the distinction between changes in accounting estimates and changes in accounting policies. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. Earlier application is permitted. The Company is currently assessing the impact of these amendments.

Other standards

The following new and amended standards are not expected to have a significant impact on the Company’s consolidated financial statements.

•	Reference to Conceptual Framework (Amendments to IFRS 3).

•	Classification of Liabilities as Current or Non-current (Amendments to IAS 1).

•	IFRS 17, Insurance Contracts and amendments to IFRS 17, Insurance Contracts.

4.	2021 Acquisition

On December 13, 2021, the Company, through its Australia subsidiary VIQ Solutions Australia Pty Ltd., acquired certain assets of Auscript Australasia Pty Ltd. (“Auscript”). Auscript is a leading supplier of secure court recording and transcription services for courts and law firms throughout Australia and complements the Company’s transcription services business. As part of this transaction, $150,000 was paid as contingent consideration via a performance-based earn-out paid in August 2022. The acquisition was funded by utilizing cash on hand; $7,496,856 was paid during 2021 and an additional $298,927 was paid for the final working capital adjustment contemplated in the purchase agreement and based on final negotiations between the Company and the Seller on August 5, 2022.

The acquisition completed during the year ended December 31, 2021 was determined to be a business combination and was accounted for using the acquisition method in accordance with IFRS 3, with the results of operations consolidated with those of the Company effective December 13, 2021 for Auscript.

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

The Company has retrospectively adjusted the purchase price allocation and restated the previously reported consideration and goodwill, intangible customer relationship, intangible brands and deferred tax liabilities in accordance with the requirements of IFRS 3 in regards to measurement period adjustments. The measurement period adjustment of $298,927 relates to additional consideration paid upon the finalization and settlement of the working capital adjustment with the seller. The total consideration for the Auscript acquisition and the purchase price allocation (“PPA”) is as follows:

	Previously Reported at December 31, 2021	Adjustment	Restated at December 31, 2021
Consideration
Cash (i)	$7,496,856	$298,927	$7,795,783
Contingent consideration	150,000	–	150,000
Total consideration	$7,646,856	$298,927	$7,945,783
Identifiable assets acquired and liabilities assumed
Trade and other receivables, net of allowance for doubtful accounts	2,124,687	–	2,124,687
Prepaid expenses and deposits	168,009	–	168,009
Property and equipment	283,394	–	283,394
Right-of-use assets	912,910	–	912,910
Trade and other payable and accrued liabilities	(1,886,414)	–	(1,886,414)
Current portion of contract liabilities	(44,313)	–	(44,313)
Lease obligations	(911,101)	–	(911,101)
Deferred tax liability	(852,557)	(25,374)	(877,931)
Customer relationships	2,552,075	152,940	2,705,015
Non-compete	57,030	–	57,030
Brand	734,256	13,904	748,160
Goodwill	$4,508,880	$157,457	$4,666,337

(i)	Cash consideration was recorded in Trade and other payables and accrued liabilities as at December 31, 2021 and was paid on August 5, 2022.

2020 acquisition:

On January 31, 2020, the Company through its US subsidiary, VIQ Media Transcription Inc., acquired 100% of the assets of ASC. ASC was a provider of transcription services focused on the multi-speaker transcription market, serving both government and public ‘content creation space’ and complementing the Company’s transcription services business. As part of this transaction, an estimated $2,038,596 was to be paid as contingent consideration via a performance-based earn-out payable quarterly over 30 months. With respect to the contingent consideration, the Company had agreed to make quarterly payments to the sellers between July 15, 2020 and April 15, 2023 based on the achievement of quarterly revenue targets as defined in the purchase agreement. At the date of acquisition, contingent consideration was measured on a discounted cash flow basis, reflecting the present value of undiscounted expected future payments of $2,948,083 which is the expected payout based on forecast revenues at that date, discounted using a risk-adjusted discount rate of 20.6 percent.

On December 23, 2021, the Company entered into a settlement agreement with the former owners of ASC to settle all earnout payment obligations in the amount of $1,165,770 and recorded a gain on settlement of $130,220. The total contingent consideration payable to ASC at December 31, 2022 was $nil (2021 - $nil and 2020 - $1,145,677).

On February 26, 2020, the Company, through its US subsidiary VIQ Services Inc., acquired 100% of the shares of WordZXpressed Inc. WordZ is a provider of English transcription services to medical service providers and to insurance companies in the USA and complements the Company’s transcription services business. As part of this, an estimated $1,671,670 was to be paid as contingent consideration via a performance-based earnout payable quarterly over 36 months. The Company had agreed to make quarterly payments to the sellers between October 1, 2020 and July 1, 2023 based on the achievement of quarterly revenue targets as defined in the purchase agreement. At the date of acquisition, contingent consideration was measured on a discounted cash flow basis, reflecting the present value of undiscounted expected future payments of $2,175,231, which is the expected payout based on forecast revenues, discounted using a risk-adjusted discount rate of 16.1%.

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

The acquisitions completed during the year ended December 31, 2020 were each determined to be a business combination and were accounted for using the acquisition method in accordance with IFRS 3 with the results of operations consolidated with those of the Company effective January 31, 2020 for ASC and February 26, 2020 for WordZ

During the year ended December 31, 2022, the Company further revised the forecasted quarterly revenue target achievements and reported a loss on contingent consideration of $80,071 for Wordz (2021 - $202,350, which is comprised of a loss on contingent consideration of $32,621 for the additional earnout payable for WordZ and a gain on contingent consideration of $234,971 for the reduction in earnout payable for ASC and 2020 - $946,503 was reported as a gain on contingent consideration of which $89,449 was recorded as additional earnout payable for ASC and $1,035,952 was recorded as a reduction in earnout payable for WordZ). Additionally, accretion expense of $29,669 was recorded during the year ended December 31, 2022 for WordZ (2021 - $455,675 and 2020 - $377,312 was recorded for ASC and WordZ). Earnout payments totaling $389,380 (2021 - $1,434,766 and 2020 - $377,312 were made to previous owners of ASC and WordZ) were made to the previous owners of WordZ.

As at December 31, 2022, total contingent consideration payable to WordZ sellers is $258,003 (December 31, 2021 - $523,926 and 2020 - $744,696), of which $258,003 (December 31, 2021 - $357,323 and 2020 - $314,845) is recorded as trade and other payables and accrued liabilities, and $nil has been recorded as long-term contingent consideration (December 31, 2021 - $166,603 and 2020 - $429,851).

5.	Trade and other receivables

	December 31, 2022	December 31, 2021
Trade accounts receivable	$4,956,613	$4,423,315
Other receivable (note 6)	748,585	1,487,255
Less: allowance for doubtful accounts	(399,470)	(316,202)
	$5,305,728	$5,594,368

As at December 31, 2022, other receivable relates to unbilled revenue of $634,226 (December 31, 2021 - $807,067), government assistance receivable of $nil (December 31, 2021 - $574,703) and sales tax receivable and other receivables of $114,359 (December 31, 2021 - $105,485).

6.	Government assistance

Australian Business Wage Subsidies

During 2021, the Australian government introduced programs to support Australian businesses whose revenues were impacted by the COVID-19 pandemic. During the year ended December 31, 2022, there were no government wage subsidies (2021 - $208,077 and 2020 - $2,017,189) recognized as a reduction to the related payroll expenses in the consolidated statements of loss and comprehensive loss.

U.S. Employee Retention Credit Program

During 2021, the Company determined it was qualified for the U.S. Employee Retention Credit. The Company received $224,812 as at December 31, 2022 (2021 - $1,453,735 and 2020 - $nil).

As at December 31, 2022, there is no outstanding balance reported on the consolidated statements of financial position for assistance receivable (2021 - $574,703) in trade and other receivables. The $574,703 receivable at December 31, 2021 was collected during the year ended December 31, 2022.

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

7.	Property and equipment

Details of the Company’s property and equipment as of December 31, 2022 and December 31, 2021 are listed as follows:

	Balance December 31, 2021	Additions	Impairment	Foreign exchange	Balance December 31, 2022
Cost
Furniture and fixtures	$321,833	12,086	–	(15,040)	$318,879
Computer, software, and transcription equipment	1,812,771	1,180,809	(15,246)	(93,264)	2,885,070
Buildings – leasehold improvements	43,051	9,594	–	(2,090)	50,555
	2,177,655	1,202,489	(15,246)	(110,394)	3,254,504
Accumulated depreciation
Furniture and fixtures	240,611	12,022	–	(15,362)	237,271
Computer, software, and transcription equipment	1,473,012	152,157	–	(90,711)	1,534,458
Buildings – leasehold improvements	3,058	48,284	–	(700)	50,642
	1,716,681	212,463	–	(106,773)	1,822,371
Net book value	$460,974				$1,432,133

	Balance December 31, 2020	Acquisitions (Note 4)	Additions/ Disposals	Foreign exchange	Balance December 31, 2021
Cost
Furniture and fixtures	$268,018	31,842	746	21,227	$321,833
Computer, software, and transcription equipment	1,499,729	218,696	78,458	15,888	1,812,771
Buildings – leasehold improvements	4,920	38,114	–	17	43,051
	1,772,667	288,652	79,204	37,132	2,177,655
Accumulated depreciation
Furniture and fixtures	219,306	–	13,844	7,461	240,611
Computer, software, and transcription equipment	1,335,406	–	111,884	25,722	1,473,012
Buildings – leasehold improvements	2,120	–	938	–	3,058
	1,556,832	–	126,666	33,183	1,716,681
Net book value	$215,835				$460,974

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

8.	Intangible assets and goodwill

Details of the Company’s intangible assets as of December 31, 2022 and December 31, 2021 are listed as follows:

	Balance December 31, 2021 (Restated)	Additions	Foreign exchange	Balance December 31, 2022
Cost
Customer relationships	$15,612,098	–	(308,448)	$15,303,650
Technology	470,000	–	–	470,000
Non-compete	176,140	–	(57,195)	118,945
Brand	2,389,443	–	(10,154)	2,379,289
Patents	15,232	–	–	15,232
Internally generated intangible assets	9,371,951	1,828,983	(613,556)	10,587,378
	$28,034,864	1,828,983	(989,352)	$28,874,495
Accumulated amortization
Customer relationships	6,361,535	2,722,780	(25,830)	9,058,485
Technology	290,499	179,501	–	470,000
Non-compete	56,744	69,687	–	126,431
Brand	349,495	1,601,285	(5,619)	1,945,161
Patents	–	–	–	–
Internally generated intangible assets	6,047,607	935,701	(440,807)	6,542,501
	13,105,880	5,508,954	(472,256)	18,142,578
Net book value	$14,928,984			$10,731,917

	Balance December 31, 2020	Acquisitions (note 4)	Additions	Foreign exchange	Balance December 31, 2021 (Restated)
Cost
Customer relationships	$11,775,697	3,785,815	–	50,586	$15,612,098
Technology	470,000	–	–	–	470,000
Non-compete	51,031	124,580	–	529	176,140
Brand	1,520,899	856,141	–	12,403	2,389,443
Patents	–		15,232	–	15,232
Internally generated intangible assets	7,015,035	–	2,349,501	7,415	9,371,951
	$20,832,662	4,766,536	2,364,733	70,933	$28,034,864
Accumulated amortization
Customer relationships	4,099,565		2,260,372	1,598	6,361,535
Technology	196,499	–	94,000	–	290,499
Non-compete	19,638	–	37,105	–	56,743
Brand	133,921	–	215,574	–	349,495
Patents	–	–	–	–	–
Internally generated intangible assets	4,264,687	–	1,777,451	5,470	6,047,608
	8,714,310	–	4,384,502	7,068	13,105,880
Net book value	$12,118,352				$14,928,984

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Details of the Company’s goodwill as of December 31, 2022 and December 31, 2021 are listed as follows:

	Balance December 31, 2021 (Restated)	Foreign exchange	Balance December 31, 2022
VIQ Australia	$5,350,379	$(313,564)	$5,036,815
Dataworxs	141,504	(9,058)	132,446
VIQ US	3,570,275	–	3,570,275
VIQ Media	2,614,802	–	2,614,802
VIQ UK	763,597	(70,887)	692,710
	$12,440,557	$(393,509)	$12,047,048

	Balance December 31, 2020	Acquisitions (note 4 )	Foreign exchange	Balance December 31, 2021 (Restated)
VIQ Australia	$650,001	$4,666,337	$34,041	$5,350,379
Dataworxs	141,018	–	486	141,504
VIQ US	3,570,275	–	–	3,570,275
VIQ Media	2,614,802	–	–	2,614,802
VIQ UK	–	763,597	–	763,597
	$6,976,096	$5,429,934	$34,527	$12,440,557

Impairment testing for cash-generating units containing goodwill

The annual impairment test of goodwill was performed as of December 31, 2022. The recoverable amount of the Company’s CGUs were assessed using the higher of value in use or fair value less cost to sell.

•	Value in use was estimated using a discounted cash flow approach over a discrete period. Cash flows for the terminal years are estimated using terminal growth rate. The risk premiums expected by market participants related to uncertainties about the industry and assumptions relating to future cash flows may differ or change quickly, depending on economic conditions and other events. The Company has made certain assumptions in determining the cash flow projections based over a five-year period from 2023 to 2027 and include management’s best estimate of expected market conditions. These assumptions may differ or change quickly depending on economic conditions or other events. It is therefore possible that future changes in assumptions may negatively affect future valuations of CGUs and goodwill, which could result in impairment losses. The Company determined the forecasted cash flows based on earnings margins, revenue growth rate and the terminal revenue growth rate based on past performance and its expectations for market development. The pre-tax discount rates used reflect specific risks in relation to the CGUs.

•	Fair value less cost to sell was estimated by using a discounted cash flow approach, similar to the approach under the value in use amounts, but adjusted for market participant assumptions and estimates. The market participant assumptions and estimates include cost savings for outsourcing of cost of sales and the assessment of multiples of operating performance of comparable entities and precedent transactions.

The Company made certain assumptions when deriving expected future cash flows, which may include assumptions pertaining to the earnings margins, revenue growth rates, discount rates and terminal growth rates.

Goodwill is allocated to groups of CGUs, based on the level at which management monitors goodwill, which cannot be higher than an operating segment. The allocation of goodwill is made to groups of CGUs that are expected to benefit from the synergies and future growth of the business combination from which the goodwill arose. The Company makes judgments in determining CGUs and the allocation of goodwill to groups of CGUs for the purpose of impairment testing. During 2022, we have grouped the VIQ Solutions PTY Ltd. and Auscript CGUs into the VIQ Australia CGU on the basis that the VIQ Australia CGU is the level in which management monitors goodwill.

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

With respect to the VIQ Solutions Inc. CGU, there are no goodwill or indefinite-life intangible assets associated with that CGU and no triggering events as at December 31, 2022. Consequently, no further impairment analysis was performed on that CGU.

For each of the following CGUs, or group of CGUs, the following are key assumptions on which management based its determinations of the recoverable amount for goodwill based on value in use:

	Carrying value of goodwill	Revenue growth rate	Terminal growth rate	Pre-tax discount
VIQ Australia	$5,036,815	3%	2%	12.9%
Dataworxs	132,446	3%	2%	12.9%
VIQ US	3,570,275	3%	2%	12.9%
VIQ Media	2,614,802	3%	2%	12.9%
VIQ UK	692,710	3%	2%	12.9%
	$12,047,048

The Company did not recognize an impairment charge related to its goodwill in 2022 because the recoverable amounts of the CGUs, or groups of CGUs, exceeded their carrying values.

9.	Long-term debt

	Crown Capital (a)	Word Z Promissory note (b)	WordZ SBA Loan	HomeTech VTB Loan (b)	Total
Balance as at December 31, 2021	$11,472,235	$323,551	$–	$203,322	$11,999,108
Add: current portion	308,892	446,552	114,269	240,000	1,109,713
	$11,781,127	$770,103	$114,269	$443,322	$13,108,821
Interest expense	900,202	29,667	238	–	930,107
Accretion expense	244,611	64,521	–	40,217	349,349
Interest payment	(1,005,758)	(34,600)	(238)	–	(1,040,596)
Debt repayment	(4,015,669)	(411,952)	(114,269)	(220,000)	(4,761,890)
Amendment fee	(239,880)	–	–	–	(239,880)
Loss on extinguishment of debt	747,865	–	–	–	747,865
Foreign exchange translation	(439,707)	–	–	–	(439,707)
Balance as at December 31, 2022	$7,972,791	$417,739	$–	$263,540	$8,654,070
Less: Current portion	(7,972,791)	(417,739)	–	(243,728)	(8,634,258)
	$–	$–	$–	$19,812	$19,812

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

	Crown Capital (a)	Word Z Promissory note (b)	WordZ SBA Loan)	Transcription Express VTB Loan (b)	HomeTech VTB Loan (b)	Total
Balance as at December 31, 2020	$11,093,400	$617,751	$45,923	$–	$381,725	$12,138,799
Add: current portion	304,746	446,552	214,307	280,531	240,000	1,486,136
	$11,398,146	$1,064,303	$260,230	$280,531	$621,725	$13,624,935
Interest expense	1,232,349	49,890	–	5,892	–	1,288,131
Accretion expense	347,372	102,462	–	–	61,597	511,431
Interest payment	(1,231,369)	(39,109)	(832)	(5,892)	–	(1,277,202)
Debt repayment	–	(407,443)	(145,129)	(280,531)	(240,000)	(1,073,103)
Foreign exchange translation	34,629	–	–	–	–	34,629
Balance as at December 31, 2021	$11,781,127	$770,103	$114,269	$–	$443,322	$13,108,821
Less: Current portion	(308,892)	(446,552)	(114,269)	–	(240,000)	(1,109,713)
	$11,472,235	$323,551	$–	$–	$203,322	$11,999,108

a.	Crown Capital Funding Partner LP note payable

During the year ended December 31, 2018, the Company entered into a secured debt facility with Crown Capital Funding Partner LP (“Crown”) of $11,055,000 (CAD$15,000,000) bearing an interest rate of 10% payable quarterly. The loan is secured by a general security agreement covering all assets of the Company. The outstanding principal balance of the loan is repayable on November 28, 2023. Additionally, during the period ended September 30, 2020, the Company cancelled 450,000 previously issued common share purchase warrants and reissued new warrants to reflect a price per share equal to CAD$2.06 (the “Exercise Price”) until expiry on November 28, 2023. As a result of this modification, the Company recorded $84,287 (CAD$111,387) reflecting the incremental fair value of the warrant associated with the amendment as a reduction in the carrying value of the note payable as at September 30, 2020. The Company incurred fees of $353,115 (CAD$450,000) associated with establishing the amended debt facility, which was recorded as a reduction in the carrying value of the note payable. These fees remain unpaid and is added to the Company’s outstanding principal. These fees accrue interest at 10% and repayment is due on November 28, 2023. During the year ended December 31, 2022, the Company recorded interest expense of $900,202 (2021 - $1,232,349 and 2020 - $1,409,961).

The difference between the face value and ascribed value of the Crown Capital note payable is being accreted over the remaining life of the debt facility. Corresponding transaction costs were netted against the face value of the debt facility and are recognized as accretion and other financing expense over the term of the loan. During the year ended December 31, 2022, there was $244,611 recorded (2021 - $347,372 and 2020 - $313,112) as accretion and other financing expense related to the note payable in the consolidated statements of loss and comprehensive loss.

The Company signed an amendment related to the Crown debt facility that required the Company to pay $4,005,768 (CAD$5,000,000) of the principal balance on March 30, 2022 and pay an amendment fee of approximately $239,880 (CAD$300,000). The interest on the Crown Debt facility remained at 10% annual interest and future interest payments were reduced to the reduced principal amount. The amendment did not result in the terms of the original agreement being substantially modified; as such the transaction is accounted for as a modification of the old debt. The amended secured debt facility waived the Fixed Charge Coverage Ratio for the quarter ended December 31, 2022 and the Net Debt to EBITDA ratio for quarters ended March 31, 2022 and June 30, 2022. Additional financial covenants were added to the amended Crown debt facility, which include restrictions on the amount of selling, administrative and research and development costs and restrictions on capital expenditure (including internally generated intangible assets and capitalized assets) in each of the respective quarters ended June 30, 2022, September 30, 2022 and December 31, 2022. As at December 31, 2022, the Company was in compliance with the additional financial covenants.

On July 14, 2022, the Company signed an amendment to the Crown debt facility which removed entirely the Fixed Charge Coverage Ratio and Net Debt to EBITDA covenants for the term of the facility. The covenants relating to the restrictions on the amount of selling, administrative and research and development costs and restrictions on capital expenditure for the quarter ended September 30, 2022 and December 31, 2022 were unchanged.

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

The July 14, 2022 amendment resulted in the terms of the agreement being substantially modified; as such the transaction is accounted for as an extinguishment of the old debt. The Company recognized a loss on extinguishment of debt of $747,865 and the new debt was recognized at fair value of $7,701,650.

In addition, the Company has agreed to make certain payments to the lender in the event that there is a balance outstanding under the debt facility as at certain periods in time. Such fees, if applicable, are payable in cash or common shares, at the Company’s sole discretion. As at December 31, 2022, the Company issued 1,078,901 common chares to Crown Capital Funding, LP in connection with these payments. Total payments were valued at $442,626.

See Note 24 for subsequent events for repayment of Crown debt facility on January 13, 2023.

b.	Unsecured promissory notes

Unsecured promissory notes have been issued to the former owners of acquired companies. As part of the acquisition of Transcription Express, the Company issued an unsecured promissory note to the former owners of Transcription Express with a face value of $1,666,227, bearing interest at 10% per annum. During the year ended December 31, 2019, the terms of the Transcription Express unsecured promissory note were amended, with the principal and accrued interest to be paid monthly beginning on July 31, 2019 to the period ended April 30, 2021. As at December 31, 2021, this unsecured promissory note has been paid in full.

As part of the acquisition of HomeTech, the Company issued an unsecured interest-free promissory note to the former owners of HomeTech with a face value of $1,200,000, to be paid monthly for 60 months in equal installments of $20,000 beginning February 25, 2019 to the period ending January 25, 2024. The Company recorded the unsecured promissory note by discounting the principal amounts due using a market annual interest rate of 12%. The difference between the present value and the face value is being accreted over the term of the unsecured promissory notes.

An additional note was issued to the former owners of WordZ with a face value of $1,200,000 bearing interest at 5% to be paid quarterly for 36 months beginning January 5, 2021 to the period ending October 5, 2023. The fair value of the unsecured promissory notes was determined on a market annual interest rate of 12%. The difference between the face value and the ascribed value of the notes is being accreted over life of the notes.

c.	Convertible notes

During the year ended December 31, 2020, the Company entered into agreements (the “Amending Agreements”) with the holders of unsecured convertible notes (each, a “Note”) in the aggregate principal amount of approximately $6,792,934, granting the holders of such Notes (each a “Noteholder”) the option to convert the principal and the aggregate interest payable on their Notes from the date of issuance to the maturity date (the “Total Interest Payable”) into shares at a conversion price of CAD$2.18 per share (the “Conversion Option”). The modification of the convertible notes resulted in in a charge of $1,497,804 reflecting the incremental fair value of the reduced exercise price. This charge was recorded as a loss on repayment of long-term debt in the consolidated statements of loss and comprehensive loss.

Concurrent with their entry into the Amending Agreements, Noteholders holding all of the outstanding Notes exercised the Conversion Option during the year ended December 31, 2020. As a result of the exercise of the Conversion Option, the Company recognized $3,503,797 in interest expense reflecting interest charges from the date of the conversion through the maturity date. For the year ended December 31, 2020, the Company recognized a loss of $1,308,440 on the revaluation of the conversion feature liability.

d.	U.S. Paycheck Protection Program Loan

During the year ended December 30, 2022, the Company repaid $114,269 of the loan balance (2021 - $145,129).

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

The minimum remaining principal repayments of debt under all agreements are as follows:

	Crown Capital	wordZ promissory note	HomeTech VTB loan	Total
2023	$7,701,650	$432,939	$260,000	$8,394,589
2024	-	-	20,000	20,000
	$7,701,650	$432,939	$280,000	$8,414,589

10.	Derivative warrant liability

On July 21, 2022, the Company completed a private placement offering to institutional investors (“PIPE”). Under the PIPE, the Company sold 3,551,852 units (the “Units”) at a price of $1.35 per Unit for gross proceeds to the Company of approximately $4,800,000 before the deduction of any fees and other PIPE expenses. Each Unit consists of one common share of the Company (a “Common Share”) and one Common Share purchase warrant (“Warrant”). Each Warrant entitles the holder thereof to purchase one Common Share at an exercise price of $1.39. The Warrants will be exercisable beginning on January 21, 2023 and will expire on July 21, 2027. Issuance costs of $741,000 were incurred with $344,000 being recorded as a reduction of common shares and $397,000 recorded in accretion and other financing costs.

On September 15, 2021, the Company closed its direct offering with institutional investors (the “Offering”). Under the Offering, the Company sold 4,235,294 units (the “Units”) at a price of $4.25 per Unit for gross proceeds to the Company of approximately $18,000,000 before the deduction of any fees and other estimated Offering expenses. Each Unit consists of one and one-half of one Common Share purchase warrant (each whole Common Share purchase warrant, a “Warrant”). A total of 2,117,647 Warrants were issued. Each Warrant entitles shareholder thereof to purchase one Common Share (a “Warrant Share”) at an exercise price of $5.00. The Warrants is exercisable as at March 15, 2022 and will expire five years from the issuance date on September 14, 2026.

In accordance with IFRS, a contract for the issuance of equity instruments that fails to meet the fixed for fixed criteria, i.e., issue a fixed number of shares for a fixed amount of cash or another financial asset, fails to meet the definition of equity. The exercise price for the Warrants issued under the PIPE and Offering are denominated in USD currency, which differs from the CAD functional currency of the issuing entity. As a result, the warrants are recorded as a derivative warrant liability since the Company will be receiving cash in a currency other than the issuing entity’s functional currency and therefore is deemed to be variable.

The derivative warrant liabilities are measured at fair value with changes in fair value recognized in the consolidated statements of loss and comprehensive loss at each year-end. The derivative warrant liabilities will ultimately be converted into the Company’s equity (common shares) when the Warrants are exercised or will be extinguished on the expiry of the outstanding Warrants and will not result in the outlay of any cash by the Company.

The Company uses the Black-Scholes pricing model to estimate fair value at initial recognition and at each reporting date. The Company considers expected volatility of its common shares in estimating its future stock price volatility. The risk-free interest rate for the life of the Warrants was based on the yield available on government benchmark bonds with an approximate equivalent remaining term at the time of issue and at the time of revaluation. The life of warrant is based on an estimated exercise term.

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

The following are assumptions used by the Company to fair value at initial recognition and the year ended December 31, 2022:

PIPE July 21, 2022

	December 31, 2022 year-end	July 21, 2022 initial recognition
Fair value (CAD)	$0.10	$0.93
Share price (CAD)	$0.36	$1.41
Exercise price (CAD)	$1.89	$1.79
Expected volatility	77.1%	69.9%
Risk free rate	3.50%	3.06%
Expected life (years)	4.55	5.0
Expected dividends	0%	0%

Offering September 15, 2021

	December 31, 2022 Year-end	December 31, 2021 Year-end	September 15, 2021 initial recognition
Fair value (CAD)	$0.02	$1.12	$1.93
Share price (CAD)	$0.36	$3.11	$4.43
Exercise price (CAD)	$6.78	$6.35	$6.33
Expected volatility	75%	64.7%	62%
Risk free rate	3.67%	1.22%	0.83%
Expected life (years)	3.71	4.71	5.0
Expected dividends	0%	0%	0%

For the year ended December 31, 2022, a gain on revaluation of derivative warrant liabilities was recorded in the amount of $4,255,017 (2021 - $1,368,180).

As at December 31, 2022, there were 5,669,499 warrants outstanding and nil exercised (2021 - 2,117,647 and nil exercised).

11.	Capital stock

Omnibus Equity Incentive Plan

On April 29, 2021, the Company adopted a new omnibus equity incentive plan (the “Omnibus Equity Incentive Plan”) by way of a Shareholder Resolution. The Omnibus Equity Incentive Plan is a “rolling” plan that, subject to certain adjustment provisions, provides that the aggregate maximum number of Common Shares that may be issued upon the exercise or settlement of awards granted under the Omnibus Equity Incentive Plan shall not exceed 10% of the Company’s issued and outstanding Common Shares from time to time. The Omnibus Equity Incentive Plan is considered an “evergreen” plan, since the Common Shares covered by awards that have been exercised, settled or terminated shall be available for subsequent grants under the Omnibus Equity Incentive Plan, and the number of awards available to grant increases as the number of issued and outstanding Common Shares increases. As such, the Omnibus Equity Incentive Plan must be approved by the majority of the Company’s Board and its Shareholders every three years following its adoption pursuant to the requirements of the TSX.

Under the Omnibus Equity Incentive Plan, the Company is able to grant equity-based incentive awards in the form of stock options, restricted share units (“RSUs”), performance share units (“PSUs”) and deferred share units (“DSUs”). All future grants of equity-based awards will be made pursuant to the Omnibus Equity Incentive Plan, and no further equity-based awards will be made pursuant to the Company’s Stock Option Plan, DSU plan, and Stock Appreciation Rights Plan (collectively, the “Legacy Plans”). The Legacy Plans will continue to be authorized for the sole purposes of facilitating the vesting and exercise of existing awards previously granted under the Legacy Plans. Once the existing awards granted under the Legacy Plans are exercised or terminated, the Legacy Plans will terminate and be of no further force or effect.

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

No equity incentive securities have been granted under the Legacy Plans for the year ended December 31, 2022 (2021 - nil and 2020 - 396,000).

Common shares

The Company’s authorized capital consists of an unlimited number of common shares with no par value. As at December 31, 2022, common shares of the Company were reserved as follows:

	Exercise price (CAD)	Expiry dates	Number outstanding
Options – Legacy Plan	$2.84 - $6.00	January 2023 – December 2023	123,750
	$2.20 - $3.10	January 2024 – December 2024	220,350
	$3.13	January 2025 – December 2025	376,000
Options – Omnibus Equity Incentive Plan	$2.80 - 8.84	January 2031 – June 2031	318,000
	$0.45 - 1.35	January 2032 – December 2032	805,947
Deferred share units – Legacy Plan	$1.20 - $2.10	N/ A	66,667
Restricted share units – Omnibus Equity Incentive Plan	N/A	January 2024 – December 2024	16,667
	N/A	January 2031 – June 2031	168,017
	N/A	N/A	636,535
Performance share units – Omnibus Equity Incentive Plan	N/A	N/A	165,000

Warrants

During the year ended December 31, 2022, there were no warrants exercised (2021 - 1,123,878 and 2020 - 1,154,759) for $nil proceeds (2021 - $2,092,276 and 2020 - $1,859,963). During the year ended December 31, 2022, there were no warrants issued under the Legacy Plans (2021 and 2020 – nil).

As at December 31, 2022, there were no warrants outstanding other than those classified as derivative warrant liabilities in Note 10 (2021 - nil).

Stock option plan

The Company has an incentive stock option plan for its directors, officers, employees, and contractors. The Company's legacy stock option plan allows for the granting of options (and DSUs as described below) up to an aggregate amount equal to 10% of the aggregate number of common shares of the Company outstanding. The options, which have a term not exceeding five years when issued, generally vest as follows:

•	1/3 at time of issue

•	1/3 after one year

•	1/3 after two years

Under the Omnibus Equity Incentive Plan, the stock options that are granted have a term not exceeding ten years when granted, and can be fully vested on date of grant or vest as follows:

•	1/3 after one year

•	1/3 after two years

•	1/3 after three years

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

During the year ended December 31, 2021, certain stock options granted included cash settlement alternatives at the discretion of the stock option holder, subject to the approval of the Company’s Plan Administrator. The option holder could elect to perform the following on the settlement date:

•	acquire common shares of the Company on a 1:1 basis to vested options

•	receive cash payment, net of withholding taxes, equal to vested options multiplied by the market price of common shares of the Company

•	acquire and receive a combination of common shares and cash payment, respectively, as noted above

Since the election and choice of settlement method lies with the stock option holder, which includes a cash settlement, the Company recorded the associated grants with this option as a cash-settled share-based payment and recorded a share-based payment liability, which is remeasured at each reporting period. On June 11, 2021, the Company initially recorded a share- based payment liability of $141,186 related to the 155,517 options that are deemed to be cash-settled share-based payments. As a result of additional vesting of the options as well as the result of remeasuring the options classified as cash-settled share-based payments related to the Omnibus Equity Incentive Plan at fair value, the Company recorded a gain on revaluation of options of $1,511,399 for the year ended December 31, 2022 (2021 - $1,028,055 and 2020 - $nil). As at December 31, 2022, the Company had no options outstanding that are to be cash-settled as these options were all forfeited.

As at December 31, 2022, 720,100 options were vested related to the Legacy Plan (2021 - 749,267 and 2020 - 770,283) with a weighted average exercise price of CAD $2.88 per share (2021 - CAD $3.16 and 200 - $2.62 ).

As at December 31, 2022, 486,864 options were vested related to the Omnibus Equity Incentive Plan (2021 - 46,500 and 2020 - nil) with a weighted average exercise price of CAD$1.67 per share (2021 - CAD$8.84 and 2020 - $nil).

During the year ended December 31, 2022, the Company granted 805,947 stock options respectively to directors, officers, employees, and contractors (2021 - 1,115,086 and 2020 - 396,000). The Company utilized the Black-Scholes option pricing model to fair value the stock options granted and included the following assumptions:

	Year ended December 31, 2022	Year ended December 31, 2021
	Omnibus Equity Incentive Plan	Omnibus Equity Incentive Plan
Fair value at grant date (CAD)	$0.20 - $ 0.81	$2.30 - $ 7.29
Share price at grant date (CAD)	$0.34 - $1.32	$2.80 - $ 8.93
Exercise price (CAD)	$0.45 - $1.35	$8.84 - $8.93
Expected volatility	62.5% - 72.3%	81.60% - 82.7%
Expected option life	5.5 - 6.5	10.0
Expected dividends	0%	0%
Risk-free interest rate (based on government bonds)	2.90% - 3.16%	1.38% - 1.43%

During the year ended December 31, 2022, nil options were exercised (2021 - 203,333 and 2020 - 92,500), for $nil proceeds (2021 - CAD$312,833 and 2020 - CAD$113,500). There were 886,253 stock options forfeited during the year ended December 31, 2022 (2021 and 2020 - nil) and 72,000 stock options that expired during the year ended December 31, 2022 (2021 - 33,333 and 2020 - 53,667).

The following information applies to stock options outstanding per the Legacy Plan as at December 31, 2022, along with their respective exercise prices and related weighted average remaining contractual life:

Range of exercise prices (CAD)	Options outstanding	Weighted average remaining contractual life	Weighted average exercise price (CAD)	Options exercisable	Weighted average exercise price (CAD)
$2.84 - $6.00	123,750	0.9 years	$3.01	123,750	$3.01
$2.20 - $3.10	220,350	1.5 years	$2.37	220,350	$2.37
$3.13	376,000	2.3 years	$3.13	376,000	$3.13
	720,100	1.8 years	$2.88	720,100	$2.88

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

The following information applies to stock options outstanding per the Omnibus Equity Incentive Plan as at December 31, 2022, along with their respective exercise prices and related weighted average remaining contractual life:

Range of exercise prices (CAD)	Options outstanding	Weighted average remaining contractual life	Weighted average exercise price (CAD)	Options exercisable	Weighted average exercise price (CAD)
$2.80 - $8.84	318,000	8.9 years	$3.25	118,000	$3.82
$0.45 - $1.35	805,947	9.7 years	$0.92	368,864	$0.98
	1,123,947	9.5 years	$1.58	486,864	$1.67

Deferred Share Units Plan

The Company established a DSU Plan to provide non-employee directors to participate in the long-term success of the Company. DSUs are fully vested upon being granted.

The Board of Directors may grant DSUs (and the number of options to purchase shares described above) up to a maximum of 10% of common shares outstanding and up to a maximum of 100,000 units.

Maximum allowable grants under the option and DSU plans in aggregate as at December 31, 2022 were 3,464,970 (2021 - 2,988,172 and 2020 - 2,359,143) of which 1,844,047 were outstanding stock options, 66,667 were outstanding DSUs, 821,219 were outstanding RSUs, and 165,000 of outstanding PSUs for a total of 2,896,933 (2021 - 2,259,036 and 2020 - 1,184,600).

The Company did not grant any DSU’s to Directors of the Company during the year ended December 31, 2022 (2021 and 2020 -nil).

Restricted Share Units Plan

Under the Omnibus Equity Incentive Plan, the Company established a RSU Plan. RSUs have a term not exceeding ten years to indefinite expiry when granted and can fully vest after one year, vest each month, or vest as follows:

•	1/3 after one year

•	1/3 after two years

•	1/3 after three years

During the year ended December 31, 2021, certain RSUs granted included cash settlement alternatives at the discretion of the RSU holder, subject to the approval of the Company’s Plan Administrator. The RSU holder could elect to perform the following on the settlement date:

•	acquire common shares of the Company on a 1:1 basis to vested RSUs

•	receive cash payment, net of withholding taxes, equal to vested RSUs multiplied by the market price of common shares of the Company

•	acquire and receive a combination of common shares and cash payment, respectively, as noted above

Certain RSUs issued by the Company included the choice of settlement method lies with the RSU holder, which includes a cash settlement, the Company has recorded the associated RSU grants as a cash settled share-based payments and recorded a share-based payment liability. As at December 31, 2022, there are 155,517 RSUs outstanding that are classified as cash-settled share-based payments.

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

As a result of remeasuring the RSUs classified as cash-settled share-based payments related to the Omnibus Equity Incentive Plan at fair value, the Company recorded a gain of $550,260 for the year ended December 31, 2022 (2021 - $242,595 and 2020 - $nil). The RSUs were valued at the following fair values:

	Year ended December 31, 2022	Year ended December 31, 2021
	Omnibus Equity Incentive Plan	Omnibus Equity Incentive Plan
Fair value (CAD)	$0.36	$3.11
Share price (CAD)	$0.36	$3.11

During the year ended December 31, 2022, 803,463 RSUs were granted to directors, officers, employees, and contractors (2021 - 1,023,378 and 2020 - nil) which are equity accounted for. 689,469 RSUs were vested and 175,261 RSUs were exercised for the year ended December 31, 2022 (2021 - 842,861 vested and 827,361 RSUs exercised and 2020 - nil). The Company recorded the RSUs granted which have a zero exercise price at the following fair values:

	Year ended December 31, 2022	Year ended December 31, 2021
	Omnibus Equity Incentive Plan	Omnibus Equity Incentive Plan
Fair value (CAD)	$0.35 - $1.32	$2.75 - $8.93
Share price (CAD)	$0.35 - $1.32	$2.75 - $8.93

Performance Share Units Plan

Under the Omnibus Equity Incentive Plan, the Company established a PSU Plan. The PSUs have an indefinite term when granted and vest 100% after one year if the performance vesting conditions are met. As at December 31, 2022, the Company has determined that it is probable that the performance vesting condition will be met by the respective employees.

On May 16, 2022, 195,000 PSUs were granted to employees, of which 30,000 shares were forfeited during the year ended December 31, 2022. The PSUs were recorded at the fair value on the day of the grant. The PSUs were valued at the following fair value:

Year ended December 31, 2022
Omnibus Equity Incentive Plan
Fair value (CAD)	$1.32
Share price (CAD)	$1.32

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

12.	Stock-based compensation

The total compensation expense relating to the value assigned to the stock options, RSUs, and PSUs granted to directors, officers, employees and contractors for the December 31, 2022 was $2,779,312 (2021 - $8,495,189 and 2020 - $725,316), which was included in the stock-based compensation expense with a corresponding charge to contributed surplus of $1,264,523 (2021 - $6,679,582 and 2020 - $461,509) and share-based payment liability of $1,514,789 (2021 - $1,815,607 and 2020 - $nil) which was subsequently reversed through gain on revaluation of options in 2022.

13.	Net loss per share

	Year ended December 31,
	2022	2021	2020
Numerator for basic and diluted net loss per share:
Net loss for the year	$(8,706,015)	$(19,678,749)	$(11,145,306)
Denominator for basic net loss per share:
Weighted average number of common shares outstanding	31,648,001	26,448,594	18,080,533
Effect of potential dilutive securities	–	–	–
Adjusted denominator for diluted net loss per share	31,648,001	26,448,594	18,080,533
Basic net loss per share	$(0.28)	$(0.74)	$(0.62)
Diluted net loss per share	$(0.28)	$(0.74)	$(0.62)

For the year ended December 31, 2022, 8,566,432 of potentially dilutive common shares (2021 - 4,376,683 and 2020 - 2,308,478) issuable upon the exercise of warrants, DSUs, RSUs, PSUs, and options were not included in the computation of loss per share because their effect was anti-dilutive.

14.	Supplemental cash flow information

Components of the net change in non-cash working capital are as follows:

	Year ended December 31,
	2022	2021	2020
Trade and other receivables	$72,230	$1,180,069	$(316,778)
Inventories	11,750	(176)	18,473
Prepaid expenses and deposits	4,132	(1,630,088)	(53,416)
Trade and other payables and accrued liabilities	669,427	(1,170,715)	(40,937)
Taxes	(104,670)	–	–
Contract liabilities	742,228	(381,596)	(380,629)
Total	$1,395,097	$(2,002,506)	$(773,287)

Other supplemental cash flow information as follows:

	Year ended December 31,
	2022	2021	2020
Cash received for interest	$1,718	$22,725	$1,068
Cash paid for interest	1,154,727	1,311,915	1,105,298

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

15.	Segmented financial information

The Company has determined it has two reportable business segments, namely technology and related revenue and technology services. The technology and related revenue segment develops, distributes licenses computer-based digital solutions based on the Company’s proprietary technology; and the technology service segment, provides recording and transcription services.

The Company’s reportable segments are strategic business segments that offer different products and/or services. These business segments work on different business models and operate autonomously. The Company does not segregate sales and associated costs by individual technology products. Accordingly, segmented information on revenue and associated costs is only provided for the transcription services and computer-based digital solutions currently offered by the Company.

The Chief Executive Officer, President and Chief Operating Officer, and Chief Financial Officer are the operating decision makers and regularly reviews our operations and performance by segment. They review segment income (loss) as the key measure of profit for the purpose of assessing performance of each segment and to make decisions about the allocation of resources.

Financial information by reportable business segment is as follows:

	Year ended December 31, 2022
	Technology and related revenue	Technology services	Corporate	Total
Consolidated income (loss)
Revenue	$4,031,450	$41,812,479	$–	$45,843,929
Gross profit	2,818,137	19,107,566	–	21,925,703
Selling and administrative expenses	2,156,808	19,796,235	2,573,260	24,526,303
Stock-based compensation	244,409	2,534,903	–	2,779,312
Research and development expenses	64,557	669,558	–	734,115
Depreciation and amortization	312,219	5,729,361	46,623	6,088,203
Foreign exchange gain	–	–	(452,068)	(452,068)
Interest, accretion and other financing costs	–	–	2,283,812	2,283,812
Loss on contingent consideration	–	80,071	–	80,071
Gain on revaluation of options	–	–	(1,511,399)	(1,511,399)
Gain on revaluation of RSUs	–	–	(550,260)	(550,260)
Gain on revaluation of the derivative warrant liability	–	–	(4,255,017)	(4,255,017)
Loss on extinguishment of debt	–	–	747,865	747,865
Restructuring costs	–	–	323,075	323,075
Business acquisition costs	–	–	433,372	433,372
Impairment of property and equipment	–	15,246	–	15,246
Other income	–	–	(1,291)	(1,291)
Current income tax recovery	–	(105,256)	–	(105,256)
Deferred income tax recovery	(33,063)	(471,302)	–	(504,365)
Segment income (loss)	$73,207	$(9,141,250)	$362,028	$(8,706,015)

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

	Year ended December 31, 2021
	Technology and related revenue	Technology services	Corporate	Total
Consolidated income (loss)
Revenue	$4,370,074	$26,676,738	$–	$31,046,812
Gross profit	3,249,849	11,673,110	–	14,922,959
Selling and administrative expenses	7,467,520	6,799,249	4,852,944	19,119,713
Stock-based compensation	1,195,762	7,299,427	–	8,495,189
Research and development expenses	1,092,108	–	–	1,092,108
Depreciation and amortization	1,902,822	2,738,779	–	4,641,601
Foreign exchange loss (gain)	110,098	(87,968)	–	22,130
Interest, accretion and other financing expense	24,543	10,169	2,263,494	2,298,206
Gain on contingent consideration	–	(332,569)		(332,569)
Gain on revaluation of options	(144,707)	(883,348)	–	(1,028,055)
Gain on revaluation of RSUs	(34,147)	(208,448)	–	(242,595)
Gain on revaluation of the derivative warrant liability	(192,582)	(1,175,598)	–	(1,368,180)
Restructuring costs	312,794	119,908	–	432,702
Business acquisition costs	–	–	539,734	539,734
Other income	(21,372)	9,369	–	(12,003)
Current income tax recovery	–	(875)	–	(875)
Deferred income tax expense	–	944,602	–	944,602
Segment loss	$(8,462,990)	$(3,559,587)	$(7,656,172)	$(19,678,749)

	Year ended December 31, 2020
	Technology and related revenue	Technology services	Corporate	Total
Consolidated income (loss)
Revenue	$3,201,837	$28,547,856	$–	$31,749,693
Gross profit	2,169,414	13,980,842	–	16,150,256
Selling and administrative expenses	6,012,270	4,606,557	416,075	11,034,902
Stock-based compensation	–	–	725,316	725,316
Research and development expenses	1,074,178	–	–	1,074,178
Depreciation and amortization	2,429,329	2,829,914	–	5,259,243
Foreign exchange gain	(65,303)	(67,003)		(132,306)
Interest, accretion and other financing expense	26,746	–	6,124,720	6,151,466
Other income	(25)	(10,348)	–	(10,373)
Loss on revaluation of conversion feature liability	–	–	1,308,440	1,308,440
Gain on contingent consideration	–	(946,503)	–	(946,503)
Impairment of intangibles	–	2,258,369	–	2,258,369
Loss on repayment of long-term debt	–	–	1,497,804	1,497,804
Business acquisition costs	–	–	19,058	19,058
Current income tax expense	–	106,986	–	106,986
Deferred income tax expense (recovery)	61,879	(1,112,897)	–	(1,051,018)
Segment income (loss)	$(7,369,660)	$6,315,767	$(10,091,413)	$(11,145,306)

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

The comparative figures income statement below gross profit have been adjusted for the year ended December 31, 2021 to reflect the current year’s presentation. The segment loss originally reported for the year ended December 31, 2021 for technology and related revenue was $8,462,990. For technology services, segment loss originally reported for the year ended December 31, 2021 was $3,559,587.

The adjustments were not considered material and did not affect the Company’s consolidated revenue or consolidated net loss.

Property and equipment are located in the following countries:

	Year ended December 31,
	2022	2021
Australia	$1,316,010	$325,228
United States	67,307	113,242
Canada	35,331	14,084
United Kingdom	13,485	8,420
	$1,432,133	$460,974

16.	Revenue

The Company generates revenue primarily from the delivery of technology and transcription services to its customers. Revenue from contracts with customers is disaggregated by primary geographical market, major products and services and timing of revenue recognition. The table also includes a reconciliation of the disaggregated revenue with the Company’s reportable segments (note 15).

	Year ended December 31,
Primary geographic markets	2022	2021	2020
Australia	$26,332,938	$9,523,257	$8,531,854
United States	17,473,030	18,980,591	22,180,946
United Kingdom	1,718,537	1,948,321	611,666
Canada	205,656	160,372	305,166
Other	113,768	434,271	120,061
Total	$45,843,929	$31,046,812	$31,749,693

	Year ended December 31,
Major products/service lines	2022	2021	2020
Technology services	$41,812,479	$26,676,738	$28,190,993
Software licenses	352,473	1,365,882	1,013,854
Support and maintenance	1,872,620	1,772,203	1,519,424
SaaS	89,692	65,187	42,662
Subscription	493,845	189,359	–
Professional services	950,605	451,695	288,597
Hardware	272,215	442,077	657,711
Other	–	83,671	36,452
Total	$45,843,929	$31,046,812	$31,749,693

The Company had two customers who contributed greater than 10% of consolidated total revenues during the year ended December 31, 2022 comprising of 18.7% and 14.1% respectively (2021 - one customer at 11.7% and 2020 - one customer and 11.3%).

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Technology services, software licenses, hardware and other revenue are recognized at a point in time, except for revenue for select customers over time. Professional services, support and maintenance, SaaS, and subscription revenue is recognized over time.

17.	Expenses by nature

Expenses incurred by nature are as follows:

	Year ended December 31,
	2022	2021	2020
Employee and contractor expenses (note 18)	$39,054,160	$33,603,690	$22,682,199
Third-party vendors and other cost of sales	3,577,368	1,719,616	1,043,844
Depreciation and amortization	6,088,203	4,641,601	5,259,243
Facilities	646,894	470,773	279,028
Professional and consulting fees	1,648,274	4,099,129	1,566,224
Investor relations and other shareholder expenses	371,389	792,457	288,778
Bad debt	100,163	283,964	18,116
Marketing and advertising/promotion expenses	294,997	177,894	226,104
Software license and IT expenses	3,999,468	1,620,816	1,318,239
Telephone and internet	568,813	283,207	260,634
Travel	264,238	202,703	78,467
Insurance	1,143,358	630,066	103,702
Office, administrative, and other operating expenses	288,834	946,548	568,498
Foreign exchange loss (gain)	(452,068)	22,130	(132,306)
Total	$57,594,091	$49,494,594	$33,560,770

18.	Employee and contractor expenses

Expenditures for employee and contractor salaries and benefits are as follows:

	Year ended December 31,
	2022	2021	2020
Salaries and wages and employee benefits	$25,731,132	$14,575,551	$11,060,315
Contract labour	10,082,646	9,550,731	9,818,222
Stock-based compensation	2,779,312	8,495,189	725,316
Other staff expense	461,070	982,219	1,078,346
Total	$39,054,160	$33,603,690	$22,682,199

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

19.	Right-of-use assets

Details of the Company’s right-of-use assets are the following:

	Balance December 31, 2021	Additions	Adjustments	Foreign exchange	Balance December 31, 2022
Cost
Buildings	$2,042,126	365,303	–	(431,355)	$1,976,074
Equipment	75,169	–	(12,255)	1,472	64,386
	$2,117,295	365,303	(12,255)	(429,883)	$2,040,460
Accumulated depreciation
Buildings	952,901	351,702	–	(368,197)	$936,406
Equipment	29,901	15,084	–	469	45,454
	982,802	366,786	–	(367,728)	$981,860
Net book value	$1,134,493				$1,058,600

	Balance December 31, 2020	Acquisitions	Additions	Foreign exchange	Balance December 31, 2021
Cost
Buildings	$1,105,554	915,203	–	21,369	$2,042,126
Equipment	36,268	38,901	–	–	75,169
	$1,141,822	954,104	–	21,369	$2,117,295
Accumulated depreciation
Buildings	810,295	–	122,600	20,006	952,901
Equipment	21,961	–	7,833	107	29,901
	832,256	–	130,433	20,113	982,802
Net book value	$309,566				$1,134,493

	Balance December 31, 2019	Additions	Disposals	Foreign exchange	Balance December 31, 2020
Cost
Buildings	1,048,596	56,925	(44,725)	44,758	1,105,554
Equipment	36,268	–	–	–	36,268
	$1,084,864	56,925	(44,725)	44,758	$1,141,822
Accumulated depreciation
Buildings	426,516	333,725	(22,363)	72,417	810,295
Equipment	11,302	10,659	–	–	21,961
	437,818	344,384	(22,363)	72,417	832,256
Net book value	$647,046				$309,566

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

20.	Lease obligations

Below is a summary of the activity related to the Company’s lease liabilities for the year ended December 31, 2022, 2021 and 2020:

	Year ended December 31,
	2022	2021	2020
Lease obligations, December 31, 2021	$1,188,769	$354,199	$689,644
Additions	386,090	953,868	12,199
Disposals	–	–	(67,787)
Interest on lease liabilities	114,131	34,712	53,549
Interest payments on lease liabilities	(114,131)	(34,712)	(53,549)
Principal payments of lease liabilities	(270,795)	(150,924)	(338,276)
Foreign exchange difference	(97,816)	31,626	58,419
Lease obligations, end of year	$1,206,248	$1,188,769	$354,199

The Company and its subsidiaries have entered into agreements to lease office premises until 2025. The annual rent expenses for premises consist of minimum rent and do not include variable costs. The minimum payments under all agreements are as follows:

2023	$679,718
2024	496,123
2025	232,461
$1,408,302

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

21.	Income taxes

The reconciliation of the combined Canadian federal and provincial statutory income tax rate of 26.5% (2021 and 2020 - 26.5%) to the effective tax rate is as follows:

	2022	2021	2020
Net loss before income taxes	$(9,315,636)	$(18,735,022)	$(12,089,338)
Expected income tax recovery	(2,468,644)	(4,964,781)	(3,203,675)
Difference in foreign tax rates	258,214	163,190	202,331
Share-based compensation and non-deductible expenses	(1,075,684)	(3,470)	(114,257)
Prior year true-ups	(205,361)	(48,507)	75,227
Tax rate changes and other adjustments	21,067	9,619	2,210
Recognition of previously unrecognized deferred tax assets	–	–	(317,387)
Change in tax benefits not recognized	2,860,787	5,787,676	2,411,519
Income tax expense (recovery)	$(609,621)	$943,727	$(944,032)

The Company’s income tax expense (recovery) is allocated as follows:

	2022	2021	2020
Current income tax expense (recovery)	$(105,256)	$(875)	$106,986
Deferred income tax expense (recovery)	(504,365)	944,602	(1,051,018)
Income tax expense (recovery)	$(609,621)	$943,727	$(944,032)

The significant components of deferred tax assets and liabilities are as follows:

	2022	2021 (restated - note 4)
Non-capital losses carried forward	$529,525	$288,655
Right-of-use assets	1,056	–
Reserves	124,423	176,145
Deferred tax assets	$655,004	$464,800

Non-capital losses carried forward	126,029	–
Intangible assets	(978,114)	(1,217,527)
Reserves	(16,558)	(7,113)
Deferred tax liabilities	(868,644)	(1,224,640)
Net deferred tax liabilities	$(213,639)	$(759,840)

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

The following tables present tax effects of temporary differences and carry forwards, as well as movements in the deferred tax balances:

	Balance at December 31, 2021	Recognized in profit and loss	Adjustments	Balance at December 31, 2022
Deferred tax assets (liabilities):
Non-capital losses carried forward	288,655	366,900	–	655,555
Intangible assets	(1,148,280)	170,166	–	(978,114)
Right-of-use assets	–	1,056	–	1,056
Reserves	176,145	(68,280)	–	107,864
Other	(76,360)	34,523	41,837	–
	$(759,840)	$504,365	$41,837	$(213,639)

	Balance at December 31, 2020	Recognized in profit and loss	Adjustments	Balance at December 31, 2021 (restated) note 4
Deferred tax assets (liabilities):
Non-capital losses carried forward	154,406	134,249	–	288,655
Intangible assets	16,104	27,655	(1,192,039)	(1,148,280)
Reserves	1,227,868	(1,051,723)	–	176,145
Other	(17,023)	(54,783)	(4,554)	(76,360)
	$1,381,355	$(944,602)	$(1,196,593)	$(759,840)

Deferred taxes are provided as a result of temporary differences that arise due to the differences between the income tax values and the carrying amount of assets and liabilities. Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

	2022	2021
Property and equipment	$168,259	$317,392
Right-of-use assets	(432,053)	–
Intangible assets	13,483,871	10,691,053
Share issuance costs – 20(1)(e)	149,410	474,873
Non-capital losses carried forward – Canada	22,769,811	21,725,215
Non-capital losses carried forward – US	14,371,217	10,537,511
Non-capital losses carried forward – Australia	684	195,574
Non-capital losses carried forward – UK	153,842	–
Capital losses carried forward - Canada	324,281	346,457
Capital losses carried forward - Australia	503,570	537,322
Investment tax credits	558,951	597,175
SR&ED pool	1,748,848	1,868,445
Ontario SR&ED credit	86,586	92,507
Contract liabilities	130,834	270,320
Lease obligations	332,306	(58,111)
Accrued vacation	1,004	38,584
Accrued liabilities	–	12,409
Accrued interest	1,786,594	1,257,173
Difference between cash and accrual basis	–	(676,122)
Financing cost - Crown Capital loan	(165,079)	–
AFDA reserve	262,849	117,163
Contingent consideration liabilities	136,663	445,972
Stock-based compensation	397,153	149,343
Business acquisition expenses	691,321	314,633
Charitable contributions	250	–
	$57,461,172	$49,254,888

The Company has available Canadian non-capital losses of approximately $22,769,811 and capital losses of approximately $324,281. The net capital loss carry forward may be carried forward indefinitely but can only be used to reduce capital gains. The Company’s Canadian non-capital income tax losses expire between the years 2026 to 2042.

During the year ended December 31, 2022, the Company utilized Canadian loss carryforwards of approximately $nil (2021 and 2020 - $nil) to reduce taxable income in the current year.

The Company also has investment tax credits available to reduce future federal taxes payable of approximately $558,951 which if not utilized will expire between the years 2025 to 2034.

The effective and statutory tax rate in the Company’s Australian subsidiaries is 30.0% (2021 - 26.0% and 2020 - 27.5%). These subsidiaries have non-capital losses of approximately $2,061,281 (2021 - $1,541,287 and 2020 - $nil) and capital losses of approximately $503,570 (2021 - $537,322 and 2020 - $570,372) available to offset future taxable capital gains. These losses do not expire.

The Company’s US subsidiaries have non-capital losses of approximately $14,371,217 available to reduce future taxable. These losses do not expire.

The Company’s UK subsidiaries have non-capital losses of approximately $316,120 available to reduce future taxable income. These losses do not expire.

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Unrecognized deferred tax liabilities

The aggregate amount of temporary differences associated with investments in subsidiaries for which the Company has not recognized deferred tax liabilities is approximately $1,033,312 as the Company ultimately controls whether the liability will be incurred and is satisfied that it will not be incurred in the foreseeable future.

22.	Risk management for financial instruments

The estimated fair values of cash, trade and other receivables, restricted cash, trade and other payables and accrued liabilities approximate their carrying values due to the relatively short-term nature of the instruments. The estimated fair values of current and long-term debt and obligations under finance lease also approximate carrying values due to the fact that effective interest rates are not significantly different from market.

Fair value measurements recognized in the consolidated statement of financial position must be categorized in accordance with the following levels:

a.	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

b.	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

c.	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company’s financial instruments carried at fair value on the consolidated statements of financial position consist of cash and restricted cash. Cash and restricted cash are valued using quoted market prices (Level 1). Share-based payment liability, contingent consideration, and derivative warrant liability are categorized using observable market inputs (Level 2). The Company did not value any financial instruments using valuation techniques based on non-observable market inputs (Level 3) as at December 31, 2022.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s approach in managing liquidity is to ensure, to the extent possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, by continuously monitoring actual and budgeted cash flows.

The Company has sustained losses over the last number of periods and has financed these losses mainly through a combination of equity and debt offerings. Management believes that it has raised sufficient cash to meet all of its contractual debt that is coming due in 2023 and has the ability to fund any operating losses that may occur in the upcoming periods.

The table below summarizes the Company’s contractual obligations into relevant maturity groups at the consolidated statement of financial position date based on the expected contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows for operations:

	2023	2024	2025	Total
Trade and other payables	$5,937,880	$–	$–	$5,937,880
Lease obligations	679,718	496,123	232,461	1,408,302
Crown Capital debt	7,701,650	–	–	7,701,650
Contingent consideration - WordZ	236,808	–	–	236,808
WordZ promissory note	432,939	–	–	432,939
HomeTech VTB loan	260,000	20,000	–	280,000
Total	$15,248,995	$516,123	$232,461	$15,997,579

Credit risk

Credit risk arises from the potential that a customer or counterparty will fail to perform its obligations. The Company is exposed to credit risk from its customers; however, the Company has a significant number of customers, minimizing the concentration of credit risk. Further, a large majority of the Company’s customers are economically stable organizations such as government agencies or departments with whom the Company transacts with on a regular basis, further reducing the overall credit risk.

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Historically, the Company has suffered losses under trade receivables. In order to minimize the risk of loss from trade receivables, the Company’s extension of credit to customers involves review and approval by senior management and conservative credit limits for new or higher-risk accounts.

The Company reviews its trade receivable accounts regularly and writes down these accounts to their expected realizable values, by making an allowance for expected credit losses based on aging and historic collection of receivables. The allowance is recorded as an expense in the consolidated statements of loss and comprehensive loss. Shortfalls in collections are applied against this provision. Estimates for allowance for expected credit losses are determined by a customer-by-customer evaluation of collectability at each consolidated statement of financial position reporting date, taking into account the amounts that are past due and any available relevant information on the customers’ liquidity and going concern issues. Normal credit terms for amounts due from customers call for payment within 30 to 60 days.

The Company’s exposure to credit risk for trade receivables by geographic area was as follows:

	December 31, 2022	December 31, 2021
United States	48%	48%
Australia	29%	31%
United Kingdom	16%	14%
Rest of world	7%	7%
	100%	100%

The Company is subject to risk of non-payment of accounts receivable. The Company mitigates credit risk by assessing the credit worthiness of customers prior to extending credit and monitoring the aging and size of credit extended to customers. All of the Company’s cash is held with major financial institutions and thus the exposure to credit risk is considered low. Management actively monitors the Company’s exposure to credit risk under its financial instruments, including with respect to trade receivables.

The following is a breakdown of trade receivables aging, net of allowance of doubtful accounts:

	December 31, 2022	December 31, 2021
0 to 30 days	$2,723,119	$2,490,940
31 to 60 days	1,034,627	973,641
61 to 90 days	816,221	623,990
91 days and older	731,761	1,505,797
	$5,305,728	$5,594,368

At December 31, 2022, the allowance for doubtful accounts recorded against trade receivables is $399,470 (2021 - $316,202 and 2020 - $123,338). The activity of the allowance for doubtful accounts provision is as follows:

	December 31, 2022	December 31, 2021
Beginning of year	$316,202	$123,338
Add: provision for allowance for doubtful accounts	100,163	283,964
Less: write-offs	(6,635)	(112,116)
Foreign exchange adjustments	(10,260)	21,016
Expected credit loss – end of year	$399,470	$316,202

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s interest rate risk is primarily related to the Company’s interest-bearing debts on its consolidated statement of financial position. The Company does not have a material amount of long-term debt with variable interest rates, thereby minimizing the Company’s exposure to cash flow interest rate risk.

Foreign currency risk

Foreign currency risk arises because of fluctuations in exchange rates. The Company conducts a significant portion of its business activities in foreign currencies, primarily the U.S. and Australian dollars and Great Britain pounds with a large portion of the Company’s sales and operating costs being realized in these foreign currencies. The Company’s objective in managing its foreign currency risk is to minimize its net exposure to foreign currency cash flows by transacting, to the greatest extent possible, with third parties in Great Britain pounds, Canadian, U.S., and Australian dollars.

The financial assets and liabilities that are denominated in foreign currencies will be affected by changes in the exchange rate between the United States dollar and these foreign currencies. This primarily includes cash, restricted cash, trade and other receivables, trade and other payables, provisions and obligations under finance lease which were denominated in foreign currencies.

The Company’s Australian subsidiaries have a majority of revenue and expenses being transacted in Australian dollars. As of December 31, 2022, fluctuations of the Australian dollar relative to the United States dollar of 5% would result in an exchange gain or loss on the net financial assets, impacting the Company’s comprehensive income by approximately $6,000 (2021 - $23,000 and 2020 - $58,000).

The Company’s Canadian operations are exposed to exchange rate changes in the U.S. dollar relative to the Canadian dollar since a substantial portion of this business unit’s sales are denominated in U.S. dollars with most of the related expenses in Canadian dollars. A 5% fluctuation of the U.S. dollar would result in an exchange gain or loss on the net financial assets of approximately $53,000 as at December 31, 2022 (2021 - $22,000 and 2020 - $78,000).

The Company’s UK subsidiaries are exposed to exchange rate changes in the Great Britain pound relative to the United States dollar since a portion of this business unit’s sales are denominated in Great Britain pounds with most of the related expenses in United States dollars. A fluctuation of the Great Britain pound of 5% would result in an exchange gain or loss on the net financial assets of approximately $3,000 as at December 31, 2022 (2021 - $30,000 and 2020 - $23,000).

The Company does not currently use foreign exchange contracts to hedge its exposure of its foreign currencies cash flows as management has determined that this risk is not significant at this point in time. The Company recognized a foreign exchange gain from operations of $452,068 for the year ended December 31, 2022 (2021 - foreign exchange loss from operations of $22,130 and 2020 - foreign exchange gain of $132,306).

Capital management

The Company considers its capital structure to consist of shareholders’ equity and long-term debt. The Company’s objective in managing capital is to ensure sufficient liquidity to pursue its organic growth strategy, fund research and development and undertake selective acquisitions, while at the same time taking a conservative approach toward financial leverage and management of financial risk.

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

23.	Related party transactions

Key management personnel comprise the Company’s directors and executive officers. In addition to their salaries, key management personnel also participate in the Company’s Legacy Plan and Omnibus Equity Incentive Plan share option program and DSU Plan (note 11). Key management personnel compensation for the year ended December 31, 2022, 2021 and 2020 as follows:

	2022	2021	2020
Salaries and short-term employee benefits (i)	$1,258,191	$1,821,211	$1,141,349
Stock-based compensation (ii)	663,145	7,600,415	169,969
	$1,928,836	$9,421,626	$1,311,318

(i)	Short-term employee benefits include bonuses and car allowances.

(ii)	2022 included reversal of stock-based compensation expense for forfeitures of options for cash-settled options.

24.	Subsequent events

On January 13, 2023, the Company entered a entered into a senior debt facility (the “Loan”) with Beedie Investments Ltd. ("Beedie"), with maximum available funds of $15 million. $12 million of the Loan has been advanced to the Company as an initial advance with an additional $3 million available to the Company to be drawn in subsequent advances in a minimum of $1 million tranches (“Standby Facility”). The amount outstanding under the Loan will bear interest at 12.5% per annum, composed of cash interest of 9.5% per annum, calculated and paid monthly, and paid-in-kind interest charged at a rate of 3.0% per annum, compounded monthly and added to the outstanding principal amount of the Loan. A standby fee will be charged monthly at a rate of 1.5% per annum on the undrawn amount of the Standby Facility. The Company paid a commitment fee of 1.5% of the Loan. The Lender has also been granted a board observer right. The loan is secured by a general security agreement covering all assets of the Company. The outstanding principal balance of the loan is repayable on January 13, 2027.

On initiation of the Beedie Loan on January 13, 2023, 7,968,750 common share purchase warrants were issued to Beedie. Each warrant is convertible into one common share in the capital of the Company at a price per share equal to $0.256 until January 16, 2030. In addition, the Company has agreed to issue additional common share purchase warrants in connection with the subsequent advances, with such number of warrants to be equal to 17% of the amount of such subsequent advance divided by the exercise price of such subsequent warrants. The subsequent warrants are to have an exercise price equal to the 5-day volume weighted average price of the Company’s common shares immediately prior to the earlier of: (i) the announcement of the applicable subsequent advance, and (ii) the funding of the applicable Subsequent Advance. The subsequent warrants will expire seven years from the date of issuance.

Under the Loan, the Company has undertaken to comply with financial covenants regarding a minimum balance of unrestricted cash and cash equivalents, minimum adjusted monthly EBITDA and maximum total secured debt leverage ratio.

On January 13, 2023, the Company utilized the proceeds of the initial advance to fully repay the loan with Crown Capital in the amount of $7,805,497 (note 9).